SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Index

1. Summary of 2005 1st Quarter Business Report

2. Exhibit 99.1_Kookmin Bank Review Report for the 1st Quarter of 2005

Summary of 2005 1st Quarter Business Report

On May 16, 2005, Kookmin Bank filed its business report for the first quarter of 2005 (the “Business Report”) with the Financial Supervisory Commission of Korea pursuant to the Securities and Exchange Act of Korea. This is the summary of the Business Report translated into English.

All references to “Kookmin Bank” mean Kookmin Bank on a non-consolidated basis, and all references to “we”, “us” or “the Bank” mean Kookmin Bank and, as the context may require, its subsidiaries. In addition, all references to “Won” or “W” in this document are to the currency of the Republic of Korea.

Accounting policy with respect to the private funds in which we hold interest in the form of wholly–owned beneficiary certificates, or WOBCs, was changed in April 2005. Before the change, unrealized Gain or Loss on WOBCs was recognized as non-interest income from beneficiary certificates in the income statement. However, it should be recognized as a capital adjustment in owner’s equity section of balance sheet after the change. The financial statements for the years 2002 and 2003, respectively, do not require adjustment because unrealized gain or loss on WOBCs was already reflected as a capital adjustment for those periods.

1. Introduction to the Bank

1.1. Business Purposes

The business purpose of the Bank is to engage in the following business activities:

■	The banking business as prescribed by the Bank Act,

■	The trust business as prescribed by the Banking Trust Act,

■	The credit card business as prescribed by the Non-Banking Financing Act, and

■	Other businesses permitted by the Bank Act or other relevant Korea laws and regulations

1.2. History

■	November 1, 2001
Incorporated and listed on the New York Stock Exchange

■	November 9, 2001
Listed on the Korea Stock Exchange

■	September 23, 2002
Integrated two brand operations onto a single information technology platform

■	December 4, 2002
Entered into a strategic alliance agreement with ING Bank N.V., which replaced the prior investment agreement with H&CB

■	May 30, 2003
Entered into a merger agreement with Kookmin Credit Card, one of our major subsidiaries, and officially submitted Merger Statement to Financial Supervisory Commission

■	September 30, 2003
Completed small-scale merger with Kookmin Credit Card

■	December 16, 2003
Completed strategic investment in Bank International Indonesia (BII) through the Consortium of Sorak Financial Holdings, of which we hold 25% stake

■	December 19, 2003
Fully privatized through the entire disposition of Korean government’s stake in Kookmin Bank

■	April 29, 2004
Established a subsidiary, KB Life Co. Ltd., to engage in insurance business

■	July 22, 2004
Made an alliance with China Construction Bank for the foreign currency business

■	August 31, 2004
Made a contract with ING for the strategic investment on KB Life

■	October 29, 2004
Appointed Mr. Chung Won Kang as the President & CEO in Extraordinary General Shareholders’ Meeting

■	November 09, 2004
Integrated three labor unions (former Kookmin Bank, former H&CB, former Kookmin Credit Card) into a single KB labor union

■	December 31, 2004
The largest shareholder of Kookmin Bank changed from ING Bank N.V. Amsterdam to Euro-Pacific Growth Fund

■	March 02, 2005
Open “KB Satellite Broad Casting System” for the first time in the world

■	March 21, 2005
The largest shareholder of Kookmin Bank changed from Euro-Pacific Growth Fund to ING Bank N.V. Amsterdam

1.3. Capital Structure

1.3.1. Common Shares

Kookmin Bank has authority to issue a total of 1,000,000,000 shares of capital stock according to its Articles of Incorporation. Kookmin Bank’s Articles of Incorporation also provide that it is authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares of common stock. On completion of the merger between Former Kookmin Bank and H&CB, Kookmin Bank issued 299,697,462 common shares.

Upon the resolution of shareholders’ meeting held on March 22, 2002, Kookmin Bank issued additional 17,979,954 common shares in connection with stock dividend of 6 percent.

On November 25, 2002 Goldman Sachs Capital Koryo, L.P. converted all of its convertible bonds into common shares. According to this conversion on November 30, 2002, Kookmin Bank issued 10,581,269 common shares and distributed them to Goldman Sachs Capital Koryo, L.P.

With regard to the merger between Kookmin Bank and Kookmin Credit Card on September 30, 2003, Kookmin Bank issued additional 8,120,431 shares on October 1, 2003. Accordingly, as of March 31, 2005, total 336,379,116 shares were issued with 1,681,896 million Won of paid-in capital.

1.3.2. Treasury Stock1

The following table shows the acquisition and disposition of our treasury stock as of March 31, 2005.

(Units: in millions of Won unless indicated otherwise)

Date	Transaction	Number of share	Acquisition/ Disposition amount	Average cost per one share (Won)
November 15, 2001	Acquisition of fractional shares in the course of the merger	41,548	1,794,885	43,200
December 24, 2001	Disposition due to exercise of stock option by a grantee	10,000	432,003	43,200
April 3, 2002	Acquisition of fractional shares due to stock dividend	36,089	2,071,557	57,400
May 14, 2002	Disposition pursuant to the Bank Act of Korea	31,548	1,601,944	50,788
July 30 ~ October 23, 2002	Acquisition pursuant to the Securities and Exchange Act of Korea	3,000,000	147,632,489	49,210
December 24, 2002	Disposition due to exercise of stock option by a grantee	10,000	492,294	49,229
January 15, 2003	Disposition due to exercise of stock option by a grantee	10,000	492,294	49,229
September 4 ~ 9, 2003	Acquisition pursuant to the Securities and Exchange Act of Korea	650,000	29,094,064	44,760
October 16, 2003	Acquisition of fractional shares due to the Merger with Kookmin Credit Card	5,095	214,254	42,050
4th quarter, 2003	Disposition due to exercise of stock option by grantees	78,322	3,792,977	48,428
December 17, 2003	Acquisition from the sale of Korean government shares of the Bank	27,423,761	1,198,568,158	43,700
December 26, 2003	Disposition due to contribution to ESOP account	1,000,000	44,252,000	44,252
1st quarter, 2004	Disposition due to exercise of stock option by grantees	30,855	1,365,396	44,252
2nd quarter, 2004	Disposition due to exercise of stock option by grantees	55,593	2,460,101	44,252
3rd quarter, 2004	Disposition due to exercise of stock option by grantees	592	26,197	44,252
4th quarter, 2004	Disposition due to exercise of stock option by grantees	48,374	2,140,646	44,252
1st quarter, 2005	Disposition due to contribution to ESOP account and exercise of stock option by grantees	1,095,038	48,457,622	44,252

Total	—	28,786,171	1,273,861,933	—

[1]	Disposed 1,000,000 shares of Treasury stock for the purpose of contribution to ESOP on April 12, 2005.

KB also plans to dispose up to 27,423,761 shares of Treasury stock by means of the combination of domestic over-the counter sales and an international issuance of depository receipts as we disclosed on April 27, 2005.

1.3.3. Stock Option

The following table is the breakdown of stock options Kookmin Bank has granted to the directors and employees as of March 31, 2005.

(Units: in Won, shares)

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To
28-Feb-00	Jan Op de Beeck	Director&Executive Vice President	01-Mar-03	28-Feb-06	27,600	22,490	0	22,490
28-Feb-00	Sung Chul Kim	Executive Vice President	01-Mar-03	28-Feb-06	27,600	30,000	20,000	10,000
28-Feb-00	Woo Jung Lee	Executive Vice President	01-Mar-03	28-Feb-06	27,600	30,000	0	30,000
28-Feb-00	Kuk Ju Kwon	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Sun Jin Kim	Non Executive Director	01-Mar-03	28-Feb-06	27,600	7,000	4,100	2,900
28-Feb-00	Joon Park	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Moon Soul Chung	Non Executive Director	01-Mar-03	28-Feb-06	27,600	7,000	0	7,000
28-Feb-00	Heung Soon Chang	Non Executive Director	01-Mar-03	28-Feb-06	27,600	2,486	0	2,486
28-Feb-00	In Joon Kang	Non Executive Director	01-Mar-03	28-Feb-06	27,600	2,486	0	2,486
28-Feb-00	Sung Hee Jwa	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	730	4,070
28-Feb-00	Seung Woo Nam	Non Executive Director	01-Mar-03	28-Feb-06	27,600	1,928	0	1,928
28-Feb-00	Kyung Hee Yoon	Non Executive Director	01-Mar-03	28-Feb-06	27,600	7,000	0	7,000
28-Feb-00	Sung Cheon Hong & 9 others	Employees	01-Mar-03	28-Feb-06	27,600	67,283	33,975	33,308
24-Mar-01	Young II Kim	Executive Vice President	25-Mar-04	24-Mar-07	25,100	30,000	7,000	23,000
24-Mar-01	Jong In Park	Executive Vice President	25-Mar-04	24-Mar-07	25,100	19,333	0	19,333
24-Mar-01	Won Bae Yoon	Non Executive Director	25-Mar-04	24-Mar-07	25,100	2,318	0	2,318
24-Mar-01	Jae Kyu Lee	Non Executive Director	25-Mar-04	24-Mar-07	25,100	2,318	0	2,318
24-Mar-01	Chul Soo Ahn	Non Executive Director	25-Mar-04	24-Mar-07	25,100	1,916	0	1,916
24-Mar-01	Jae Han Kim & 2 others	Employees	25-Mar-04	24-Mar-07	25,100	16,491	13,216	3,275
18-Mar-00	Sang Hoon Kim	Chairman&CEO	19-Mar-03	18-Mar-05	23,469	41,460	41,460	0
18-Mar-00	In Kie Kim	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	2,961	0
18-Mar-00	Jin Ho Hwang	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	2,961	0
18-Mar-00	Bong Ho Paick	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	2,961	0
18-Mar-00	Yoo Hwan Kim	Executive Vice President	19-Mar-03	18-Mar-05	23,469	11,845	11,485	0
18-Mar-00	Duk Hyun Kim	Executive Vice President	19-Mar-03	18-Mar-05	23,469	11,845	11,485	0
15-Mar-01	Sang Hoon Kim	Chairman&CEO	16-Mar-04	15-Mar-09	28,027	29,614	1,000	28,614
15-Mar-01	Jong Min Lee	Auditor&Executive Director	16-Mar-04	15-Mar-09	28,027	14,807	0	14,807
15-Mar-01	In Kie Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Ji Hong Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Bong Ho Paick	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	1,870	0
15-Mar-01	Ik Rae Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Seung Heon Han	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Young Seok Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Se Woong Lee	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Bock Woan Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Yoo Hwan Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Duk Hyun Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	2,845	9,000
15-Mar-01	Ok Hyun Yoon	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	2,845	9,000
15-Mar-01	Tai Gon Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	8,845	3,000
15-Mar-01	Byung Sang Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Byung Jin Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	3,845	8,000
15-Mar-01	Han Koo Ji & 37 others	Employees	16-Mar-04	15-Mar-09	28,027	39,684	5,015	34,669

*	Some numbers of the granted options have been adjusted due to the merger and the early retirement of the grantees.

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To
16-Nov-01	Jung Tae Kim	President & CEO	17-Nov-04	16-Nov-09	X1	500,000	0	500,000
16-Nov-01	Sang Hoon Kim	Chairman	17-Nov-04	16-Nov-09		150,000	0	150,000
22-Mar-02	Choul Ju Lee	Auditor&Executive Director	23-Mar-05	22-Mar-10	Y2	9,963	0	9,963
22-Mar-02	Henry Cornell	Non Executive Director	23-Mar-05	22-Mar-10		3,321	0	3,321
22-Mar-02	Keun Shik Oh	Non Executive Director	23-Mar-05	22-Mar-10		3,321	0	3,321
22-Mar-02	Dong Soo Chung	Non Executive Director	23-Mar-05	22-Mar-10		10,000	0	10,000
22-Mar-02	Ji Hong Kim	Non Executive Director	23-Mar-05	22-Mar-10		3,321	0	3,321
22-Mar-02	Timothy Hartman	Non Executive Director	23-Mar-05	22-Mar-10		3,321	0	3,321
22-Mar-02	Sun Jin Kim	Non Executive Director	23-Mar-05	22-Mar-10		3,000	0	3,000
22-Mar-02	Moon Soul Chung	Non Executive Director	23-Mar-05	22-Mar-10		3,000	0	3,000
22-Mar-02	Kyung Hee Yoon	Non Executive Director	23-Mar-05	22-Mar-10		3,000	0	3,000
22-Mar-02	Jong Kyoo Yoon	Executive Vice President	23-Mar-05	22-Mar-10	57,100	20,522	0	20,522
22-Mar-02	Bong Hwan Cho	Executive Vice President	23-Mar-05	22-Mar-10	57,100	9,498	0	9,498
22-Mar-02	Bum Soo Choi	Executive Vice President	23-Mar-05	22-Mar-10	57,100	13,339	0	13,339
22-Mar-02	Bock Woan Kim	Executive Vice President	23-Mar-05	22-Mar-10	57,100	13,339	0	13,339
22-Mar-02	Ki Taek Hong	Executive Vice President	23-Mar-05	22-Mar-10	57,100	19,525	0	19,525
22-Mar-02	Sung Hyun Chung	Executive Vice President	23-Mar-05	22-Mar-10	57,100	19,525	0	19,525
22-Mar-02	Ki Sup Shin	Executive Vice President	23-Mar-05	22-Mar-10	57,100	26,405	0	26,405
22-Mar-02	Seong Kyu Lee	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Byung Sang Kim	Executive Vice President	23-Mar-05	22-Mar-10	57,100	9,498	0	9,498
22-Mar-02	Jong Young Yoon & 15 others	Employees	23-Mar-05	22-Mar-10	57,100	147,658	0	147,658
26-Jul-02	Donald H. MacKenzie	Executive Vice President	27-Jul-05	26-Jul-10	58,800	30,000	0	30,000
21-Mar-03	Moon Soul Chung	Non Executive director	22-Mar-06	21-Mar-11	Y3	6,678	0	6,678
21-Mar-03	Sun Jin Kim	Non Executive director	22-Mar-06	21-Mar-11		6,678	0	6,678
21-Mar-03	Richard Elliott Lint	Non Executive director	22-Mar-06	21-Mar-11		6,678	0	6,678
21-Mar-03	Kyung Hee Yoon	Non Executive director	22-Mar-06	21-Mar-11		6,678	0	6,678
21-Mar-03	Suk Yong Cha	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Bernard S. Black	Non Executive director	22-Mar-06	21-Mar-11		6,678	0	6,678
21-Mar-03	Ki Hong Kim	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Eun Joo Park	Non Executive director	22-Mar-06	21-Mar-11		3,351	0	3,351
21-Mar-03	Cheol Soo Ahn	Non Executive director	22-Mar-06	21-Mar-11		3,351	0	3,351
21-Mar-03	Kyung Bae Suh	Non Executive director	22-Mar-06	21-Mar-11		3,351	0	3,351
21-Mar-03	Sung Chul Kim	Executive Vice President	22-Mar-06	21-Mar-11	35,500	9,443	0	9,443
21-Mar-03	Woo Jung Lee	Executive Vice President	22-Mar-06	21-Mar-11	35,500	9,443	0	9,443
21-Mar-03	See Young Lee	Executive Vice President	22-Mar-06	21-Mar-11	35,000	7,024	0	7,024
21-Mar-03	Won Suk Oh & 6 others	Employees	22-Mar-06	21-Mar-11	35,500	63,650	0	63,650
27-Aug-03	Jin Baek Cheong	Executive Vice President	28-Aug-03	27-Aug-11	40,500	5,091	0	5,091
22-Mar-01	Han Kyoung Lee	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	6,644	0	6,644

1.	Exercise price = 51,200 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - 207.25) / 207.25 x 100.
2.	Exercise price = 57,100 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.
[3]	Exercise price = 35,500 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To
22-Mar-01	Jun Chae Song	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	6,644	0	6,644
22-Mar-01	Cheol Ho Kim	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	4,429	0	4,429
22-Mar-01	Myoung Woo Lee	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	4,429	0	4,429
29-Mar-02	Boung Hak Kim	Former KCC Officer	30-Mar-04	29-Mar-11	Y4	3,330	0	3,330
29-Mar-02	Sun Lee	Former KCC Officer	30-Mar-04	29-Mar-11		3,330	0	3,330
29-Mar-02	Jang Ok Kim	Former KCC Officer	30-Mar-04	29-Mar-11		3,330	0	3,330
09-Feb-04	Young Il Kim	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100	7,125	0	7,125
09-Feb-04	Jeung Lak Lee	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100	7,452	0	7,452
09-Feb-04	Sang Jin Lee	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100	7,125	0	7,125
09-Feb-04	Yun Keun Jung	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100	5,000	0	5,000
09-Feb-04	Kuk Shin Kang & 9 others	Employees	10-Feb-07	09-Feb-12	46,100	48,837	0	48,837
23-Mar-04	Dong Soo Chung	Non Executive Director	24-Mar-07	23-Mar-12	Y5	5,000	0	5,000
23-Mar-04	Woon Youl Choi	Non Executive Director	24-Mar-07	23-Mar-12		5,000	0	5,000
23-Mar-04	Wang Ha Cho	Non Executive Director	24-Mar-07	23-Mar-12		5,000	0	5,000
23-Mar-04	Young Soon Cheon	Non Executive Director	24-Mar-07	23-Mar-12		5,000	0	5,000
23-Mar-04	Jung Young Kang	Senior Executive Vice President	24-Mar-07	23-Mar-12	47,200	10,000	0	10,000
01-Nov-04	Chung Won Kang	President & CEO	02-Nov-07	01-Nov-12	X6	700,000	0	700,000
18-Mar-05	Hyung Duk Chang	Auditor & Executive Director	19-Mar-08	18-Mar-13	X7	30,000	0	30,000
18-Mar-05	Kap Shin	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Dong Won Kim	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Yun Keun Jung	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Nam Sik Yang	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Hyo Sung Won	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Young Kook Oh	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Sang Jin Lee	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000

[4]	Exercise price = 129,100 won x (1 + the increase rate of Comparative Industry Index x 0.4).

If negative index produced, the factor is not to be considered.

The Increase rate of Comparative Industry Index = (B-A)/A

A: KOSPI as of the grant date x 0.5 + KOSPI Banking Industry Index as of the grant date x 0.5

B. KOSPI as of the exercise date x 0.5 + KOSPI Banking Industry Index as of the exercise date x 0.5

[5]	Exercise price = 47,200Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.
[6]	Exercise price = 37,600 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.
[7]	Exercise price = 46,800 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To
18-Mar-05	Ahn Sook Koo	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Jung Young Kang	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Young Han Choi	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Dong Soo Choe	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Seong Kyu Lee	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Jun Bo Cho	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Jung Min Kim	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Sung Soo Jung & 22 others	Employees	19-Mar-08	18-Mar-13	46,800	345,000	0	345,000
18-Mar-05	Suk Yong Cha	Non Executive director	19-Mar-08	18-Mar-13	X7	15,000	0	15,000
18-Mar-05	Ki Hong Kim	Non Executive director	19-Mar-08	18-Mar-13		15,000	0	15,000
18-Mar-05	Young Soon Cheon	Non Executive director	19-Mar-08	18-Mar-13		15,000	0	15,000
18-Mar-05	Dong Soo Chung	Non Executive director	19-Mar-08	18-Mar-13		15,000	0	15,000
18-Mar-05	Chang Kyu Lee	Non Executive director	19-Mar-08	18-Mar-13		15,000	0	15,000
18-Mar-05	Hun Namkoong	Non Executive director	19-Mar-08	18-Mar-13		15,000	0	15,000
18-Mar-05	Doo Hwan Song	Non Executive director	19-Mar-08	18-Mar-13		15,000	0	15,000
18-Mar-05	Dam Cho	Non Executive director	19-Mar-08	18-Mar-13		15,000	0	15,000
18-Mar-05	Nobuya Takasugi	Non Executive director	19-Mar-08	18-Mar-13		15,000	0	15,000

Total						3,480,281	178,599	3,300,962

1.4. Employee Stock Ownership Association1

	Beginning balance (January 1, 2005)	Increase	Decrease	Ending Balance (March 31, 2005)	Remarks
Registered common stock	1,944,211	585,530	95,698	2,434,043	—

Total	1,944,211	585,530	95,698	2,434,043	—

1.5. Dividend

The following table shows dividend policy and the related information for the last three years. The Board of Directors of Kookmin Bank made a resolution to pay dividend for the fiscal year of 2004, and shareholders of Kookmin Bank approved of the dividend payout for the year at the general shareholders’ meeting held on March 18, 2005

(Units: in millions of Won unless indicated otherwise)

	2004		2003	2002
Net (loss) income for the period	360,454		(930,356)	1,310,291
Diluted (loss) earnings per share (Won)	1,176	[2]	(2,854)	4,123
Total dividend amount	168,574		—	325,232
Dividend payout ratio (%)	46.77	[3]	—	24.82
Cash dividend per common share (Won)	550		—	1,000
Stock dividend per common share (%)	—		—	—
Dividend per preferred share (Won)	—		—	—
Dividend yield ratio (%)	1.42	[4]	—	2.19

[1]	Disposed 1,000,000 shares of Treasury stock for the purpose of contribution to ESOP on April 12, 2005.
[2]	Earnings per share = net income (360,454,000,000 Won) / weighted average number of shares (306,529,707 shares).
[3]	Dividend payout ratio = total dividend amount for common shares (168,574,000,000 Won) / net income (360,454,000,000 Won).
[4]	Dividend yield ratio = dividend per share (550 Won) / average closing price for a week based on business day prior to market closing date of December 31, 2004 (38,720 Won).

2. Business

2.1. Sources and Uses of Fund

2.1.1. Sources of Fund

(Unit: in millions of Won)		March 31, 2005		December 31, 2004		December 31, 2003
		Average balance	Interest rate (%)	Average balance	Interest rate (%)	Average balance	Interest rate (%)
Won currency	Deposits	115,575,043	2.93	118,017,849	3.29	117,045,837	3.69
	Certificate of deposit	4,291,889	3.58	6,108,179	4.06	4,068,327	4.45
	Borrowings	2,720,835	2.88	3,053,890	3.43	3,625,926	3.89
	Call money	1,075,572	3.08	1,117,576	3.55	1,315,639	3.93
	Other	25,958,026	5.07	23,376,439	5.61	23,311,299	5.91

Subtotal		149,621,365	3.32	151,673,933	3.68	149,367,028	4.06

Foreign currency	Deposits	1,362,120	1.13	1,777,402	0.61	1,276,952	0.84
	Borrowings	2,771,404	1.57	2,796,300	0.94	3,462,883	1.01
	Call money	226,501	2.49	145,809	1.43	150,609	1.07
	Finance debentures issued	688,271	3.41	824,745	2.28	773,840	2.11
	Other	42,150	0.01	40,383	—	26,491	—

Subtotal		5,090,446	1.73	5,584,639	1.04	5,690,775	1.12

Other	Total Shareholders Equity	9,515,802	—	9,284,477	—	12,053,112	—
	Allowances	711,427	—	459,124	—	98,422	—
	Other	13,082,214	—	12,773,040	—	9,509,283	—

Subtotal		23,309,443	—	22,516,641	—	21,660,817	—

Total		178,021,254	2.84	179,775,213	3.14	176,718,620	3.47

2.1.2. Uses of Fund

(Unit: in millions of Won)		March 31, 2005		December 31, 2004		December 31, 2003
		Average balance	Interest rate (%)	Average balance	Interest rate (%)	Average balance	Interest rate (%)
Won currency	Due from banks	351,618	2.70	184,593	0.83	165,358	1.37
	Securities	27,084,729	3.58	23,930,678	5.17	30,069,922	7.26
	Loans	122,411,338	6.17	125,504,672	6.64	121,725,298	7.10
	Advances for customers	32,574	1.41	71,213	2.01	96,547	5.79
	Call loan	1,561,579	3.35	1,661,772	3.78	685,953	3.92
	Private placement corporate bonds	1,331,380	7.22	1,322,470	6.58	1,287,623	10.26
	Credit card accounts	7,316,075	11.69	9,581,330	10.83	6,698,954	10.44
	Other	53,452	—	172,783	—	298,858	—
	Allowance for credit losses (-)	3,166,579	—	3,844,941	—	1,823,976	—

Subtotal		156,976,166	6.13	158,584,570	6.86	159,204,537	7.41

Foreign currency	Due from banks	656,943	2.32	632,526	1.34	612,862	1.33
	Securities	895,223	6.45	1,208,124	3.88	1,269,538	5.23
	Loans	2,856,612	3.13	2,675,293	3.61	2,785,091	3.11
	Call loan	112,613	2.58	114,606	1.63	84,803	1.28
	Bills bought	2,105,253	2.38	1,904,560	1.88	1,983,368	1.83
	Other	1,841	—	4,812	—	12,391	—
	Allowance for credit losses (-)	64,030	—	94,501	—	132,105	—

Subtotal		6,564,455	3.30	6,445,420	2.97	6,615,948	3.03

Other	Cash	1,006,478	—	965,852	—	968,815	—
	Fixed assets held for business	2,638,039	—	3,084,589	—	3,210,463	—
	Other	10,836,116	—	10,694,782	—	6,718,857	—

Subtotal		14,480,633	—	14,745,223	—	10,898,135	—

Total		178,021,254	5.53	179,775,213	6.16	176,718,620	6.79

2.1.3. Fee Transactions

(Unit: in millions of Won)

		March 31, 2005	March 31, 2004	December 31, 2004
Fee Revenue
Won currency	Guarantees	1,319	1,123	4,957
	Commissions received	196,459	174,220	776,852
	Credit card	313,965	463,426	1,599,205
	NHF	41,428	38,804	160,874

Foreign currency	Guarantees	880	710	2,593
	Others	18,539	17,712	75,016

Subtotal		572,590	695,995	2,619,497

Fee Expense
Won & foreign currency	Commissions paid in Won	16,839	22,201	78,681
	Credit card	58,270	106,368	353,324
	Others	4,760	4,793	20,169

Subtotal		79,869	133,362	452,174

Fee Income		492,721	562,633	2,167,323

2.2. Principal Banking Activities

2.2.1. Deposits

The following table shows the average balances of our deposits for the periods ended and ending balances as of the dates indicated.

(Unit: in millions of Won)

		March 31, 2005		December 31, 2004		December 31, 2003
		Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Deposits in Won	Demand deposits	13,971,175	14,688,135	12,994,946	14,338,784	12,192,971	14,110,288
	Time & savings deposits	93,965,810	91,250,251	96,637,551	94,723,601	96,668,084	97,616,747
	Mutual installment deposits	6,092,475	5,857,548	6,682,928	6,306,923	6,958,043	7,054,753
	Mutual installment for housing	5,219,173	5,126,054	5,453,713	5,295,274	5,161,535	5,423,853
	Certificates of deposits	4,291,889	4,305,149	6,108,179	4,911,891	4,068,327	6,499,258

Subtotal		123,540,522	121,227,137	127,877,317	125,576,473	125,048,960	130,704,899

Deposits in foreign currency		1,362,120	1,287,450	1,769,828	1,434,061	1,276,952	1,475,374

Trust deposits	Money trust	7,090,054	7,141,308	7,701,447	7,028,835	13,064,749	10,278,357
	Property trust	11,931,575	10,755,039	16,297,382	12,534,329	24,512,746	21,453,761

Subtotal		19,021,629	17,896,347	23,998,829	19,563,164	37,577,495	31,732,118

Total		143,924,271	140,410,934	153,645,974	146,573,698	163,903,407	163,912,390

2.2.2. Average Deposit per Domestic Branch

The following table shows the average balances of our deposits per domestic branch as of the dates indicated.

(Unit: in millions of Won)

	March 31, 2005	December 31, 2004	December 31, 2003
Deposits	121,206	123,945	119,593
Deposits in Won	120,175	122,585	118,756

2.2.3. Average Deposit per Employee

The following table shows the average balances of our deposits per employee as of the dates indicated.

(Unit: in millions of Won)

	March 31, 2005	December 31, 2004	December 31, 2003
Deposits	7,523	7,232	7,487
Deposits in Won	7,459	7,152	7,434

2.2.4. Loan Balances

The following table shows the average balances of our loans for the periods ended and ending balances as of the dates indicated.

(Unit: in millions of Won)

	March 31, 2005		December 31, 2004		December 31, 2003
	Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Loans in Won	122,403,811	121,352,359	125,496,237	122,721,898	121,705,493	123,715,244
Loans in foreign currency	4,129,535	4,314,719	4,011,351	3,860,828	4,160,185	4,019,929
Advances to customers	32,574	29,671	73,801	32,120	107,091	89,665

Subtotal	126,565,920	125,696,749	129,581,389	126,614,846	125,972,769	127,824,838

Trust account loans	354,648	345,771	429,054	361,906	531,500	489,788

Total	126,920,568	126,042,520	130,010,443	126,976,752	126,504,269	128,314,626

2.2.5. Loan Balances as of March 31, 2005 by Remaining Years to Maturities

(Unit: in millions of Won)

	Less than 1 year	More than 1 year~ less than 3 years	More than 3 years~ less than 5 years	More than 5 years	Total
Loans in Won	69,344,864	31,240,966	7,410,775	13,355,754	121,352,359
Loans in foreign currencies	3,332,133	605,400	200,611	176,575	4,314,719

2.2.6. Loan Balances by Types

The following table shows the banking account balances of our loans in Won by uses as of the dates indicated.

(Unit: in millions of Won)

		March 31, 2005	December 31, 2004	December 31, 2003
Loans to enterprise	Loans for operations	31,615,421	31,678,117	35,351,506
	Loans for facility	6,071,581	6,286,747	6,631,703
Loans to households		42,162,111	42,790,337	42,884,305
Loans to public sector & others	Loans for operations	640,186	673,456	526,227
	Loans for facility	37,988	40,383	42,473
Loans on property formation savings		8,603	9,719	62,963
Loans for housing		40,809,116	41,234,086	38,199,290
Inter-bank loans		4,666	6,114	12,815
Others		2,687	2,939	3,962

Total		121,352,359	122,721,898	123,715,244

2.2.7. Loan to Deposit Ratio

The following table shows loan to deposit ratio as of indicated dates.

(Units: in millions of Won, %)

	March 31, 2005	December 31, 2004	December 31, 2003
Loans[1] (A)	122,403,811	125,496,237	121,705,493
Deposits[2] (B)	123,540,522	127,877,317	125,048,960

Loan to deposit ratio (A/B)	99.08	98.14	97.33

2.2.8. Acceptances and Guarantees

(Unit: in millions of Won)

	March 31, 2005	December 31, 2004	December 31, 2003
Determined	1,138,046	975,788	800,297
Contingent	1,561,016	1,311,774	1,281,518

Total	2,699,062	2,287,562	2,081,815

1.	Average balance of loans in each indicated date
2.	Average balance of deposits in each indicated date. The balances include certificate of deposits

2.2.9. Breakdown of Securities Investment

The following table shows the average balances of our securities for the periods ended and ending balances as of the indicated dates.

(Unit: in millions of Won)

		March 31, 2005		December 31, 2004[1]		December 31, 2003
		Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Securities in Won (Banking account)	Monetary stabilization bonds	10,601,517	10,157,634	7,150,535	10,524,835	4,343,978	5,540,598
	Government and public bonds	5,044,170	5,621,401	4,753,135	4,675,093	5,630,422	5,885,595
	Debentures	6,148,880	6,424,760	7,013,765	6,152,749	12,315,840	8,936,220
	Stocks	1,318,861	1,313,937	1,003,131	1,282,050	1,380,254	877,013
	Others	5,302,680	4,881,168	5,332,583	5,583,538	7,687,051	7,299,404

Subtotal		28,416,108	28,398,900	25,253,149	28,218,265	31,357,545	28,538,830

Securities in Won (Trust account)	Monetary stabilization bonds	1,021,033	974,007	1,222,004	1,152,621	984,380	878,077
	Government and public bonds	1,152,593	1,047,969	922,790	837,080	1,182,165	1,252,419
	Debentures	2,072,846	2,099,518	2,363,630	2,312,459	5,876,064	4,080,362
	Stocks	510,206	499,026	564,538	510,650	763,277	592,379
	Others	2,422,612	2,639,583	2,101,832	2,324,393	3,208,160	2,106,262

Securities in foreign currency (Trust Account)		423,559	353,754	662,549	449,415	868,819	767,675

Subtotal		7,602,849	7,613,857	7,837,343	7,586,618	12,882,865	9,677,174

Securities in foreign currency (Banking account)	Foreign securities	589,330	562,654	894,722	745,352	999,806	1,072,483
	Off-shore foreign securities	305,736	302,551	313,402	205,455	269,732	277,663

Subtotal		895,066	865,205	1,208,124	950,807	1,269,538	1,350,146

Total		36,914,023	36,877,962	34,298,616	29,169,072	45,509,948	39,566,150

2.2.10. Trust Account

(Unit: in millions of Won)

	March 31, 2005		December 31, 2004		December 31, 2003
	Total amount trusted	Trust fees	Total amount trusted	Trust fees	Total amount trusted	Trust fees
Return-guaranteed trust	337	21,583	369	8,365	559	45,682
Performance trust	19,021,292	18,593	23,998,460	93,856	37,576,936	186,851

Total	19,021,629	40,176	23,998,829	102,221	37,577,495	232,533

[1]	Restated due to the change in accounting treatment for Wholly Owned Beneficiary Certificates by FSS

2.2.11. Credit Card

(Unit: in millions of Won unless indicated otherwise)

		As of or for the years ended of indicated dates
		March 31, 2005	December 31, 2004	December 31, 2003
Number of card holders (Person)	Corporate	176,570	182,109	147,813
	Individual	11,126,606	11,362,173	10,990,703
Number of merchants		1,485,831	1,491,730	1,528,872
Profit	Sales[1]	14,956,438	66,348,465	92,535,500
	Fee revenue	549,708	2,800,901	4,012,017

2.3. Branch Networks

As of March 31, 2005, we had 1,077 branches and 45 sub-branches in Korea, the largest number of branches among Korean commercial banks. Approximately 41.4% of our branches and sub-branches are located in Seoul.

We also have three overseas branches in Tokyo, New York and Auckland, and 1 overseas office in Guangzhou in China

1.	Includes lump-sum & installment and cash advances.

2.4. Other Information for Investment Decision

2.4.1. BIS Risk-adjusted Capital Ratios

(Units: in millions of Won, %)

	March 31, 2005[1]	December 31, 2004	December 31, 2003
Risk-adjusted capital (A)	12,974,680	13,334,531	12,499,543
Risk-weighted assets (B)	119,699,952	121,081,735	127,370,180

BIS ratios (A/B)	10.84	11.01	9.81

2.4.2. Non-Performing Loans2

(Units: in millions of Won unless indicated otherwise)

	March 31, 2005	December 31, 2004		Change
Amount	NPL to total loans	Amount	NPL to total loans	Amount	NPL to total loans
3,317,159	2.45%	3,207,190	2.35%	109,969	0.10%p

2.4.3. Loan Loss Allowances

The following table shows the balance of our loan loss allowances as of the dates indicated.

(Units: in millions of Won)

		March 31, 2005	December 31, 2004	December 31, 2003
Loan losses allowance	Loans in Won	3,301,964	3,181,433	3,946,059
	Loans in foreign currencies	4,763	4,662	2,677

	Total	3,306,727	3,186,095	3,948,736

Provision for loan losses		337,125	3,068,248	1,431,181

[1]	Tentative ratio
2.	Non-performing loans are defined as those loans that are past due more than 90 days or that are placed non-accrual status according to the Financial Supervisory Service’s guidelines.

2.4.4. Changes of Loan Loss Allowances for Recent Three Years

(Unit: in millions of Won)

	March 31, 2005[1]	December 31, 2004[2]	December 31, 2003[3]
Beginning balance	3,186,095	3,948,736	2,420,410
Net Write-Off	(216,493)	(3,830,889)	97,145
Write-Off	(304,170)	(5,260,962)	(4,509,979)
Recovery	71,822	286,464	270,422
Other	15,855	1,143,609	4,336,702

Provision for loan losses	337,125	3,068,248	1,431,181

Ending balance	3,306,727	3,186,095	3,948,736

[1]	Includes present value discounts and allowance for other assets amounting to 22,110 million won and 67,320 million won, respectively as of March 2005
[2]	Includes present value discounts, , allowances for trusted credit card, allowances for reserved assets, allowances for other assets amounting to 22,780 million won, 192,221 million won, 27,291 million won, 38, 692 million won, respectively as of December 31, 2004
[3]	Includes present value discounts and allowance for other assets amounting to 30,442 million won and 24,252 million won, respectively, that had been recorded as of December 31, 2003

3. Financial Information

3.1. Non-Consolidated Condensed Financial Statements

(Unit: in millions of Won)

	As of or for the years ended of indicated dates
	March 31, 2005	December 31, 2004[1]
Cash and due from banks	5,626,538	5,139,604
Securities	27,732,757	27,965,441
Loans	133,505,167	135,769,326
Fixed assets	2,569,597	2,633,218
Other assets	11,570,058	8,296,164

Total assets	181,004,117	179,803,753

Deposits	122,514,587	127,010,534
Borrowings	10,526,814	9,634,296
Debentures	21,190,010	21,874,695
Other liabilities	17,653,533	12,105,686

Total liabilities	171,884,944	170,625,211

Capital stocks	1,681,896	1,681,896
Capital surplus	6,230,738	6,230,738
Retained earnings	2,018,350	1,846,895
Capital adjustments	(811,811)	(580,987)

Total shareholders’ equity	9,119,173	9,178,542

Liabilities and Shareholders’ Equity	181,004,117	179,803,753

Operating revenue	4,856,550	20,532,036
Operating income	674,577	1,740,380
Continuing (loss) income before income taxes	522,662	629,911

Net (loss) income	340,269	360,454

3.2. Other Financial Information

See the Exhibit 99.1 Kookmin Bank Review Report by our independent auditors for our full- financial statements and relevant notes. The Report is also available at our website www.kbstar.com.

[1]	Restated due to the change in accounting treatment for Wholly Owned Beneficiary Certificates by FSS

4. Independent Accountant Fees and Services

4.1. Audit & Review Fees

Deloitte Hana Anjin LLC has reviewed our financial statements for the first quarter of 2005. The aggregate contract fee for the audit and review fees for the fiscal year 2005 is 1,350 million Won.

4.2. Non-Audit Services

The following is a description of non-audit services rendered by our independent auditor for the recent three years.

(Units: in millions of Won unless indicated otherwise)

Year	Service description	Amount of payment
March 2005	-		—

2004	- Refinancing		230
	- Due Diligence regarding the possible acquisition of DITC/ KITC		300
	- US GAAP calculation of provision for the third quarter of 2004		100
	- US GAAP conversion for 2004	USD	3,600 thousand

2003	- US GAAP conversion for 2003	USD	3,950 thousand
	- Refinancing		275
	- Due Diligence on Bank International Indonesia	SGD	313 thousand
	- US GAAP conversion for 2002	USD	3,800 thousand
	- Due Diligence on Kookmin Credit Card		250
	- SEC Filing regarding the proposed merger with Kookmin Credit Card	USD	30 thousand

5. Corporate Governance and Affiliated Companies

5.1. Board of Directors & Committees under the Board

The board of directors holds regular meetings every quarter. The board of directors consists of directors and resolves each following matter:

■	Matters relating to business objectives and performance evaluation;

■	Matters relating to amendments of the Articles of Incorporation;

■	Matters relating to budget and accounting including salaries of directors and employees;

■	Matters relating to major organizational changes such as dissolution, business transfer and merger;

■	Matters relating to internal control standards; or

■	Other matters determined by law and the board of directors regulations.

We currently have six management committees that serve under the board:

■	The Board Steering Committee;

■	The Management Strategy Committee;

■	The Risk Management Committee;

■	The Audit Committee;

■	The Compensation Committee; and

■	The Non Executive Director Nominating Committee.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general shareholders’ meeting. For list of our directors, see 6. Directors, Senior Management and Employees / 6.1. Executive Directors and 6.2. Non-Executive Directors.

5.2. Audit Committee

Audit Committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors, compliance officers, management personnel and other committee advisors. The committee also reviews our financial information, auditor’s examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general shareholders’ meeting, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general shareholders’ meeting. The committee holds regular meetings every quarter and as-needed basis.

5.3. Compensation to Directors

For the 3 months period ended March 31, 2005, the aggregate of the remuneration paid by us to the directors is 985 million Won.

(Units: in millions of Won)

	The aggregate remuneration paid	Limit for the remuneration resolved by shareholders’ meeting	Average amount of the payment per person
1) Executive Directors (Except auditor & executive director and non-executive directors)	710	8,000	237
2) Non Executive Directors (Except members of audit committee)	138		17

3) Members of Audit Committee	137		23

Total	985	8,000	62

As part of remuneration, Kookmin Bank also granted stock options to directors.

See 1.3.3. Stock Option.

5.4. Voting Rights of Shareholders

Each outstanding share of our common stock is entitled to one vote per share. If the method of written resolution at the general shareholders’ meeting is adopted by resolution of the board of directors, at which the convening of the general shareholders’ meeting is determined, the shareholders may exercise their voting rights in writing without participating the meeting in person. In this case, the Bank is required to send the documents and references necessary for exercise of voting rights, together with the convening notice. If a shareholder intends to exercise his/her voting rights in writing, the shareholder is required to fill in a certain form and submit it to the Bank one day before the date set for the general shareholders’ meeting.

5.5. Share Ownership

The following table presents information regarding the selected major ownership of our shares as of March 31, 2005.

(Unit: Shares, %)

Name	Number of Shares of Common Stock	Percentage of Total Issued Shares
The Bank of New York[1]	47,503,730	14.12

Kookmin Bank[2]	28,786,171	8.56

ING Bank N.V Amsterdam	13,650,001	4.06

[1]	Depositary of ADRs
[2]	Treasury shares with no voting rights

5.6. Affiliated Companies

5.6.1. List of Affiliates1

As of December 31, 2004, we have following affiliates.

■	KB Investment Co., Ltd.

■	KB Asset Management Co., Ltd.

■	KB Real Estate Trust Co., Ltd.

■	KB Credit Information Co., Ltd.

■	KB Data Systems Corporation

■	KB Futures Co., Ltd.

■	KB Life Co., Ltd.

■	ING Life Korea Ltd.

■	Kookmin Bank International (London) Ltd.

■	Kookmin Hong Kong Ltd.

■	Sorak Financial Holdings

5.6.2. Operating Results of Affiliates2

(Unit: in millions of Won)

Company name	Closing date	Operating results
		Total Assets	Total Liabilities	Total Equities	Sales	Net Income
KB Investment	December 31, 2004	87,307	8,523	78,784	21,002	1,709
KB Asset Management	March 31, 2005	69,765	6,611	63,154	32,702	14,242
KB Real Estate Trust	December 31, 2004	201,221	143,150	58,071	51,693	(40,058)
KB Credit Information	December 31, 2004	27,847	6,760	21,087	37,793	2,425
KB Data Systems Corp.	December 31, 2004	22,257	6,426	15,831	40,076	1,579
KB Futures	March 31, 2005	37,358	10,740	26,618	8,638	1,199
ING Life Korea[3]	March 31, 2005	3,461,826	3,228,415	233,411	1,865,503	103,088
Kookmin Bank International (London)	December 31, 2004	344,383	290,713	53,670	3,474	452
Kookmin HK Ltd.	December 31, 2004	357,884	292,798	65,086	3,154	1,375
Sorak Financial Holdings	December 31, 2004	294,821	215	294,606	—	(35)

[1]	Excluding Jooeun Industry and Jangeun Securities which have been under liquidation procedures. Also excluded as follows; Kookmin Bank Luxembourg.S.A has been completed liquidation procedures on November. Kookmin Singapore Ltd. and Kookmin Finance Asia Limited have been under liquidation procedures.
[2]	Excluding KB Life because it started business on 2, June, 2004 and has not yet closed accounts.
[3]	Operating results based on March 31,2004

6. Directors, Senior Management and Employees

As of March 31, 2005, our board of directors, which consists of 4 executive directors and 9 non-executive directors, has the ultimate responsibility for the management of our affairs.

6.1. Executive Directors

Our 4 executive directors consist of the President & CEO, Auditor and two Senior Executive Vice Presidents.

The names and positions of our directors with Kookmin Bank’s common stocks owned are set forth below.

Name	Date of Birth	Position	Common Stocks Owned
Chung Won Kang	12/19/1950	President & CEO	—
Hyung Duk Chang	08/13/1950	Auditor & Executive Director	—
Kap Shin	09/04/1955	Executive Director & SEVP	—
Donald H. MacKenzie	12/20/1948	Executive Director & SEVP	—

6.2. Non-Executive Directors

Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economy, management and accounting. As of March 31, 2005, 9 non-executive directors are in office.

Our current non-executive directors with Kookmin Bank’s shares owned are as follows.

Name	Date of Birth	Position	Common Stocks Owned
Nobuya Takasugi	09/03/1942	Non-Executive Director	—
Dong Soo Chung	09/24/1945	Non-Executive Director	1,370
Hoon Namkoong	06/26/1947	Non-Executive Director	—
Suk Yong Cha	06/09/1953	Non-Executive Director	2,050
Doo Hwan Song	05/29/1949	Non-Executive Director	—
Ki Hong Kim	01/10/1957	Non-Executive Director	2,170
Chang Kyu Lee	05/20/1951	Non-Executive Director	—
Dam Cho	08/01/1952	Non-Executive Director	—
Young Soon Cheon	02/01/1961	Non-Executive Director	1,140

6.3. Senior Management

In addition to the executive directors who are also our executive officers, we currently have the following 13 executive officers as of March 31, 2005.

Name	Date of Birth	Position	Common Shares Owned
Dong Won Kim	03/01/1953	Senior Executive Vice President	130
Yun Keun Jung	07/01/1951	Senior Executive Vice President	2,416
Nam Sik Yang	05/08/1954	Senior Executive Vice President	582
Hyo Sung Won	07/29/1960	Senior Executive Vice President	—
Yong Kook Oh	09/30/1949	Senior Executive Vice President	—
Sang Jin Lee	05/21/1955	Senior Executive Vice President	1,078
Ahn Sook Koo	03/16/1955	Senior Executive Vice President	—
Jung Young Kang	01/29/1951	Senior Executive Vice President	—
Young Han Choi	09/24/1958	Senior Executive Vice President	—
Dong Soo Choe	03/10/1955	Senior Executive Vice President	—
Seung Kyo Lee	10/25/1959	Senior Executive Vice President	—
Jun Bo Cho	09/15/1951	Senior Executive Vice President	906
Jung Min Kim	05/08/1951	Senior Executive Vice President	94

6.4. Employees

The following table shows the breakdown of our employees as of March 31, 2005.

(Unit: in millions of Won)

	Number of Employees			Average Tenure of the Full-time Employees	Total Payment for the year of 2004	Average Monthly Payment per Person
	Full-time	Contractual	Total
Male	13,143	1,141	14,284	16.18	268,303	6.3

Female	4,398	6,914	11,312	13.78	126,587	3.7

Total	17,541	8,055	25,596	15.59	394,890	5.1

The number of employees are based on the average number of employees by the end of the month for the 1st quarter of 2005.

7. Related Party Transactions

A number of banking transactions are entered into with related parties in the ordinary course of business. Generally, these transactions include loans, deposits, debt securities and other arms-length transactions relating to our banking business. These transactions are carried out on commercial terms and conditions and at market rates.

7.1. Transactions with the Largest Shareholders or Affiliates

7.1.1. Investments in Affiliates1

(Unit: in millions of Won)

Name	Relation with the Bank	Account	Beginning Balance (January 1, 2005)	Increase	Decrease	Ending Balance (March 31, 2005)
KB Real Estate Trust	Affiliate	Equity Securities of Affiliate	79,999	—	—	79,999
KB Investment	Affiliate	Equity Securities of Affiliate	44,708	—	—	44,708
KB Asset Management	Affiliate	Equity Securities of Affiliate	30,670	—	—	30,670
KB Futures	Affiliate	Equity Securities of Affiliate	19,996	—	—	19,996
KB Data Systems Corp.	Affiliate	Equity Securities of Affiliate	7,998	—	—	7,998
KB Credit Information	Affiliate	Equity Securities of Affiliate	5,868	—	—	5,868
KB Life[2]	Affiliate	Equity Securities of Affiliate	30,000	—	14,700	15,300
ING Life Korea	Affiliate	Equity Securities of Affiliate	14,000	—	—	14,000
Kookmin Hong Kong Ltd.	Affiliate	Equity Securities of Affiliate	20,876	—	390	20,486
Kookmin Bank International (London) Ltd.	Affiliate	Equity Securities of Affiliate	40,180	—	1,683	38,497

Total			294,295	—	16,773	277,522

[1]	Excluding Jooeun Industry and Jangeun Securities which have been under liquidation procedures
[2]	Established on 29 April, 2004

7.2. Transactions with Other than the Largest Shareholders or Affiliates

7.2.1. Loans and Guarantees

(Unit: in millions of Won)

Name	Relation with the Bank	Account	Beginning Balance (January 1, 2005)	Ending Balance (March 31, 2005)	Increase / (Decrease) for the period
Ki Hong Kim	Non executive director	Housing loans	18	18	0
Kyung Namkoong	Related party of Non executive director, Hoon Namkoong	Housing loans	170	170	0
Samsung Electro-Mechanics	Related party of Non executive director, Hoon Namkoong	Loans for working capital	0	2,136	2,136
Hyun Duk Shin	Related party of Executive director and Senior executive Vice President, Kap Shin	Household loans	50	50	0
Young Sin Yoon	Related party of Executive director and Senior executive Vice President, Kap Shin	Household loans	2	0	(2)
Chan Jung Lee	Related party of Non executive director, Dong Soo Chung	Household loans	93	0	(93)

Total			333	2,374	2,041

7.2.2. Securities Transactions

(Units: in millions of Won unless indicated otherwise)

Name	Relation with the Bank	Transactions
		Account	Purchase	Disposal	Volume	Gains /Losses
DSME Co.	Related party of Non executive director, Dong Soo Chung	Equity securities	3,682	5,395	9,077	701

Samsung Electro-Mechanics	Related party of Non executive director, Hoon Namkoong	Equity securities	265	265	530	2

	Total		3,947	5,660	9,607	703

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: May 16, 2005	By:	/s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	Director & Senior Executive Vice President/Chief Financial Officer

Exhibit 99.1

KOOKMIN BANK

NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2005

AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

English Translation of a Report Originally Issued in Korean

To the Board of Directors and Shareholders of

Kookmin Bank:

We have reviewed the accompanying non-consolidated balance sheet of the Bank accounts of Kookmin Bank (the “Bank”) as of March 31, 2005 and the related non-consolidated statements of income, and cash flows for the three months ended March 31, 2005, all expressed in Korean Won. These financial statements are the responsibility of the Bank’s management. Our responsibility is to issue a report on these financial statements based on our review. The accompanying non-consolidated statements of income and cash flows for the three months ended March 31, 2004, which are presented for comparative purposes, were reviewed by other auditors, whose report thereon dated April 16, 2004 stated that nothing came to their attention that caused them to believe that these financial statements reviewed by them were not presented fairly, in all material respects, in accordance with the financial accounting standards, as established in the Republic of Korea.

We conducted our reviews in accordance with standards established by the Securities and Futures Commission of the Republic of Korea. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with financial accounting standards in the Republic of Korea.

The accompanying non-consolidated balance sheet as of December 31, 2004, which is presented in this report, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended December 31, 2004 (not presented herein), were audited in accordance with auditing standards generally accepted in the Republic of Korea by other auditors, and in their report dated February 4, 2005, they expressed an unqualified opinion on those financial statements. As explained in Note 2, their reports for the year ended December 31, 2004 were prepared before changes in accounting principles were reflected, and the accompanying balance sheet as of December 31, 2004, which is presented for comparative purposes, was restated to reflect the changes in accounting principles.

As explained in Note 2, the Bank recorded all assets and liabilities comprising of private beneficiary certificates as their original accounts, and all gains and losses from all private beneficiary certificates as income from beneficiary certificates as of December 31, 2004. However, in accordance with the new interpretation by the Financial Supervisory Service, a private beneficiary certificate on which management, as an investor agrees to have no interference and is not practically managing at all is regarded as an ordinary beneficiary certificate and recorded as securities. Due to this change, the Bank restated the accompanying financial statements as of December 31, 2004, which increased total assets by (Won)76,568 million, total liabilities by (Won)2,668 million and capital adjustments by (Won)268,696 million, and decreased retained earnings before appropriations by (Won)194,796 million. In addition, total assets, total liabilities and capital adjustments as of March 31, 2005 decreased by (Won)60,726 million, (Won)60,726 million and (Won)30,019 million respectively, and net income for the three months then ended increased by (Won)30,019 million due to the accounting change.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting principles and review standards and their application in practice.

Deloitte HanaAnjin LLC

Seoul, Korea

May 6, 2005

KOOKMIN BANK

NON-CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2005 AND DECEMBER 31, 2004

(See Independent Accountants’ Review Report)

	Korean Won
	2005		(Restated) 2004
	(In millions)
ASSETS

Cash and due from banks (Notes 3, 20 and 21)	(Won)	5,626,538	(Won)	5,139,604
Securities (Notes 4, 20 and 21)		27,732,757		27,965,441
Loans (Notes 5, 6, 7, 20 and 21)		133,505,167		135,769,326
Fixed assets (Note 8)		2,569,597		2,633,218
Other assets (Note 9)		11,570,058		8,296,164

	(Won)	181,004,117	(Won)	179,803,753

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES:
Deposits (Notes 10, 20 and 21)	(Won)	122,514,587	(Won)	127,010,534
Borrowings (Notes 11, 20 and 21)		10,526,814		9,634,296
Debentures (Notes 12, 20 and 21)		21,190,010		21,874,695
Other liabilities (Notes 13, 14, 15 and 16)		17,653,533		12,105,686

		171,884,944		170,625,211

SHAREHOLDERS’ EQUITY (Notes 17 and 18):
Common stock		1,681,896		1,681,896
Capital surplus		6,230,738		6,230,738
Retained earnings before appropriations (Net income of (Won)340,269 million for the three months ended March 31, 2005 and (Won)360,454 million for the year ended December 31, 2004)		2,018,350		1,846,895
Capital adjustments		(811,811)		(580,987)

		9,119,173		9,178,542

	(Won)	181,004,117	(Won)	179,803,753

See accompanying notes to non-consolidated financial statements.

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004

(See Independent Accountants’ Review Report)

	Korean Won
	2005		(Restated) 2004
	(In millions except per share amounts)
OPERATING REVENUE:
Interest income:
Interest on due from banks (Note 21)	(Won)	6,186	(Won)	1,873
Interest on securities (Note 21)		239,201		289,828
Interest on loans (Note 21)		2,276,613		2,685,105
Other interest income		20,082		24,764

		2,542,082		3,001,570

Commission income		514,866		547,417

Other operating income:
Gain on disposal of trading securities		21,431		32,536
Gain on valuation of trading securities (Note 4)		4,184		48,567
Dividends on trading securities		4,658		2,716
Dividends on available-for-sale securities		3,534		4,070
Foreign exchange trading income		43,982		50,205
Fees and commissions from trust accounts (Note 26)		44,352		33,300
Gain on financial derivatives trading		890,997		550,951
Gain on valuation of financial derivatives (Note 19)		759,327		695,608
Gain on valuation of fair value hedged items (Note 19)		22,635		—
Other operating income		4,502		15,859

		1,799,602		1,433,812

Total operating revenues		4,856,550		4,982,799

OPERATING EXPENSES:
Interest expenses :
Interest on deposits (Note 21)		831,707		1,042,593
Interest on borrowings (Note 21)		74,990		80,632
Interest on debentures (Note 21)		291,211		265,024
Other interest expenses		8,606		22,490

		1,206,514		1,410,739

Commission expense		79,869		133,363

Other operating expenses:
Loss on disposal of trading securities		30,737		13,664
Provision for possible loan losses (Note 7)		337,125		1,100,196
Provision for acceptance and guarantee losses (Note 14)		856		216
Foreign exchange trading losses		64,550		46,090
Loss on financial derivatives trading		773,882		586,171
Loss on valuation of financial derivatives (Note 19)		840,445		644,209
Loss on fair value hedged items (Note 19)		—		9,699
Other operating expenses		115,234		163,915

		2,162,829		2,564,160

General and administrative expenses (Note 22)		732,761		663,077

Total operating expenses		4,181,973		4,771,339

(continued)

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004

(See Independent Accountants’ Review Report)

	Korean Won
	2005		(Restated) 2004
	(In millions except per share amounts)
OPERATING INCOME	(Won)	674,577	(Won)	211,460
NON-OPERATING INCOME (Note 23)		145,357		119,725
NON-OPERATING EXPENSES (Note 23)		297,272		102,668

ORDINARY INCOME		522,662		228,517
EXTRAORDINARY ITEM		—		—

INCOME BEFORE INCOME TAX		522,662		228,517
INCOME TAX EXPENSE (Note 24)		182,393		77,259

NET INCOME	(Won)	340,269	(Won)	151,258

ORDINARY INCOME PER SHARE (In currency units) (Note 25)	(Won)	1,109	(Won)	494

NET INCOME PER SHARE (In currency units) (Note 25)	(Won)	1,109	(Won)	494

DILUTED ORDINARY INCOME PER SHARE (In currency units) (Note 25)	(Won)	1,104	(Won)	494

DILUTED NET INCOME PER SHARE (In currency units) (Note 25)	(Won)	1,104	(Won)	494

See accompanying notes to non-consolidated financial statements.

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004

(See Independent Accountants’ Review Report)

	Korean Won
	2005		(Restated) 2004
	(In millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	340,269	(Won)	151,258

Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of trading securities		30,737		13,664
Provision for possible loan losses		337,125		1,100,196
Loss on financial derivatives trading		773,882		586,171
Loss on valuation of financial derivatives		840,445		644,209
Loss valuation of fair value hedged items		—		9,699
Loss on valuation of securities accounted for using the equity method		7,692		1,567
Provision for severance benefits		38,424		29,317
Depreciation and amortization		77,086		97,213
Loss on disposal of available-for-sale securities		9,135		3,891
Loss on impairment of available-for-sale securities		4,629		10,415
Loss on disposal of tangible assets		1,347		1,000
Loss on sale of loans		26		141
Gain on disposal of trading securities		(21,431)		(32,536)
Gain on valuation of trading securities		(4,184)		(48,567)
Gain on financial derivatives trading		(890,997)		(550,951)
Gain on valuation of financial derivatives		(759,327)		(695,608)
Gain on valuation of fair value hedged items		(22,635)		—
Gain on valuation of securities accounted for using the equity method		(25,629)		(13,081)
Gain on disposal of available-for-sale securities		(75,039)		(56,473)
Gain on disposal of tangible assets		(68)		(1,273)
Gain on sale of loans		(62)		(371)
Others, net		112,126		34,924

		433,282		1,133,547

(continued)

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004

(See Independent Accountants’ Review Report)

	Korean Won
	2005		(Restated) 2004
	(In millions)
Changes in assets and liabilities resulting from operations:
Net increase in other receivables	(Won)	(4,453,600)	(Won)	(3,490,074)
Net decrease (increase) in accrued income		(16,517)		43,050
Net decrease in prepaid expenses		110,554		202,576
Net decrease in deferred tax assets		42,769		78,953
Net increase in other payables		4,366,207		3,200,180
Net increase (decrease) in accrued expenses		23,935		(124,208)
Payment of severance benefits		(50,936)		(26,143)
Decrease in severance insurance deposits		28,019		13,833
Others, net		1,874,825		731,924

		1,925,256		630,091

Net cash provided by operating activities		2,698,807		1,914,896

CASH FLOWS FROM INVESTING ACTIVITIES:
Net decrease (increase) in restricted due from banks		(434,393)		1,301,315
Net decrease (increase) in trading securities		270,887		(1,238,302)
Net decrease in available-for-sale securities		1,476,011		1,118,572
Net decrease (increase) in held-to-maturity securities		(1,773,272)		488,754
Net decrease (increase) in securities accounted for using the equity method		14,339		(353)
Net decrease in loans		1,897,082		272,763
Disposal of fixed assets		244		2,694
Purchase of fixed assets		(14,951)		(28,744)
Net decrease (increase) in other assets		544,557		(153,083)

Net cash provided by investing activities		1,980,504		1,763,616

CASH FLOWS FROM FINANCING ACTIVITIES:
Net decrease in deposits		(4,495,947)		(1,542,531)
Net decrease in debentures		(729,606)		(2,735,661)
Net increase (decrease) in borrowings		196,619		(588,694)
Net increase in other liabilities		400,695		874,280

Net cash used in financing activities		(4,628,239)		(3,992,606)

NET INCREASE (DECREASE) IN CASH AND DUE FROM BANKS		51,072		(314,094)

CASH AND DUE FROM BANKS, BEGINNING OF PERIOD		3,319,349		3,771,757

CASH AND DUE FROM BANKS, END OF PERIOD (Note 30)	(Won)	3,370,421	(Won)	3,457,663

See accompanying notes to non-consolidated financial statements.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2005 and December 31, 2004

(See Independent Accountants’ review Report)

1. GENERAL:

Kookmin Bank (“the Bank”) was established in 1963 under the Citizens National Bank Act to provide and administer funds for financing the general public and small businesses. Pursuant to the repeal of the Citizens National Bank Act, effective January 5, 1995, the Bank has conducted its operations in accordance with the provisions of the General Banking Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998 and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd. on August 22, 1999. Also, under the decision of the Financial Supervisory Commission in accordance with the Structural Improvement of the Financial Industry Act, the Bank purchased certain assets, including loans classified as normal or precautionary, and assumed most of the liabilities of Daedong Bank as of June 29, 1998. Also, the Bank completed the legal consolidation with Housing and Commercial Bank (“H&CB”) as of October 31, 2001 and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003.

The Bank’s shares have been listed on the Korea Stock Exchange since September 1994. As a result of the business combination with H&CB, the former shareholders of the Bank and H&CB received new common shares of the Bank on the basis of a pre-determined ratio. The new common shares of the Bank were listed on the Korea Stock Exchange on November 9, 2001. As of March 31, 2005, the Bank’s paid-in capital amounts to (Won)1,681,896 million and its 47,096,792 shares are listed on the New York Stock Exchange as American Depositary Shares (“ADS”).

The Bank engages in the banking and trust businesses according to the provisions of the General Banking Act and the Trust Business Act, and operates through 1,101 domestic branches and offices (with 220 automated teller machines) and three overseas branches (excluding 2 subsidiaries and 1 office) as of March 31, 2005.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Non-consolidated Financial Statement Presentation

The Bank maintains its official accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles and banking accounting standards generally accepted in the Republic of Korea. Certain accounting principles and banking accounting standards applied by the Bank that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles and banking accounting practices in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Bank’s financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

The significant accounting policies followed by the Bank in preparing the accompanying non-consolidated financial statements are summarized below.

Interest Income Recognition

The Bank applies the accrual basis in recognizing interest income related to deposits, loans and securities, except for non-secured uncollectible receivables. Interest on loans, whose principal or interest is past due at the balance sheet date, is generally not accrued, with the exception of interest on certain loans secured by guarantee of governments or government agencies, or collateralized by bank deposits. When a loan is placed on non-accrual status, previously accrued interest is generally reversed and deducted from current interest income; future interest income is recognized on cash basis in accordance with the accounting standards of the banking industry. As of March 31, 2005 and December 31, 2004, the principal amount of loans and securities of which the accrued interest income was not recorded in the accompanying financial statements based on the stated criteria amounted to (Won)8,843,560 million and (Won)8,600,175 million, respectively, and the related accrued interest income not recognized amounted to (Won)610,104 million and (Won)551,683 million, respectively.

Classification of Securities

At acquisition, the Bank classifies securities into one of the following categories: trading, available-for-sale, held-to-maturity and securities accounted for using the equity method, depending on marketability, purpose of acquisition and ability to hold. Debt and equity securities that are bought and held for the purpose of selling them in the near term and actively traded are classified as trading securities. Debt securities with fixed and determinable payments and fixed maturity that the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity securities. Securities that should be accounted for under the equity method are classified as securities accounted for using the equity method. Debt and equity securities not classified as the above are categorized as available-for-sale securities.

If the objective and ability to hold securities of the Bank change, available-for-sale securities can be reclassified to held-to-maturity securities and held-to-maturity securities can be reclassified to available-for-sale securities. Whereas, if the Bank sells held-to-maturity securities or exercises early redemption right of securities to issuer in the current year or the proceeding two years, and if it reclassifies held-to-maturity securities to available-for-sale securities, all debt securities that are owned or purchased cannot be classified as held-to-maturity securities. On the other hand, trading securities cannot be recategorized to available-for-sale securities or held-to-maturity securities and vice versa. Nevertheless, trading securities is reclassified to available-for-sale securities only when the trading securities lose their marketability.

Valuation of Securities

(1) Valuation of Trading Securities

Trading equity and debt securities are initially recognized at acquisition cost plus incidental expenses determined by the individual moving average method (the specified identification method for debt securities). When the face value of trading debt securities differs from its acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the securities. After initial recognition, if the fair value of trading securities differs from the book value, trading securities are stated at fair value and the resulting valuation gain or loss is included in current operations.

(2) Valuation of Available-for-sale Securities

Available-for-sale securities are initially recognized at acquisition cost plus incidental expenses, determined by the individual moving average method (the specified identification method for debt securities). The effective interest method is applied to amortize the difference between the face value and the acquisition cost over the remaining term of the debt security. After initial recognition, available-for-sale securities are stated at fair value, with the net unrealized gain or loss presented as gain or loss on valuation of available-for-sale securities in capital adjustments. Accumulated capital adjustment of securities is charged to current operations in a lump sum at the time of disposal or impairment recognition. Non-marketable equity securities are stated at acquisition cost on the financial statement if the fair value of the securities is not reliably determinable.

If the fair value of equity securities (net asset fair value in case of non-marketable equity securities stated at acquisition cost) is below the acquisition cost and the pervasive evidence of impairment exists, the carrying value is adjusted to fair value and the resulting valuation loss is charged to current operations. If the collectible value of debt securities is below the amortized cost and the pervasive evidence of impairment exists, the carrying value is adjusted to collectible value and the resulting valuation loss is charged to current operations. With respect to impaired securities, any unrealized valuation gain or loss of securities previously included in the capital adjustment account is reversed.

(3) Valuation of Held-to-maturity Securities

Held-to-maturity securities are stated at acquisition cost plus incidental expenses, determined by the specific identification method. When the face value of held-to-maturity securities differs from its acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the securities. If collectible value is below the amortized cost and the pervasive evidence of impairment exists, the carrying value is adjusted to collectible value and the resulting valuation loss is charged to current operations.

(4) Valuation of Securities Accounted for using the Equity Method

Equity securities held for investment in companies in which the Bank is able to exercise significant influence over the investees (in accordance with the Banking Act, if the Bank holds 15 percent or more of the issued shares, the Bank is considered being able to exercise significant influence) are accounted for using the equity method. The Bank’s share in net income or net loss of investees is included in current operations. Changes in the retained earnings of the investee are reflected in the retained earnings. Changes in the capital surplus or other capital accounts of the investee are reflected as gain or loss on valuation of securities using the equity method in capital adjustments.

(5) Reversal of Loss on Impairment of Available-for-sale Securities and Held-to-maturity Securities

If the reasons for impairment losses of available-for-sale securities no longer exist, the recovery is recorded in current non-operations up to amount of the previously recognized impairment loss as reversal of loss on impairment of available-for-sale securities and any excess is included in capital adjustment as gain on valuation of available-for-sale securities. However, if the increases in the fair value of the impaired securities are not regarded as the recovery of the impairment, the increases in the fair value are recorded on gain on valuation of available-for-sale securities in capital adjustments. For non-marketable equity securities, which were impaired based on the net asset fair value, the recovery is recorded up to their acquisition cost.

For held-to-maturity securities, the recovery is recorded in current operations under non-operating income within the amount of amortized cost that would have been recorded according to the original schedule if the impairment losses had not been recognized as reversal of loss on impairment of held-to-maturity securities.

(6) Reclassification of Securities

When held-to-maturity securities are reclassified to available-for-sale securities, those securities are accounted for at fair value of the reclassification date and the difference between the fair value and book value is reported in capital adjustment as gain or loss on valuation of available-for-sale securities. When available-for-sale securities are reclassified to held-to-maturity securities, gain or loss on valuation of available-for-sale securities which had been recorded until the reclassification date, continue to be included in capital adjustment and be amortized using the effective interest rate method and the amortized amount will be charged to interest income or expense until maturity. The difference between the fair value of the reclassification date and face value of the reclassified securities to held-to-maturity securities is amortized using effective interest rate method and the amortized amount will be charged to interest income or expense.

Transfer of Securities

When the realization, expiration or sale of the right to obtain the economic benefits arises and the control of securities are lost from the sale of the securities, the unrealized valuation gain or loss of securities included in the capital adjustment account is added to or deducted from the gain or loss on disposal of securities. The gain or loss is the difference between the net proceeds receivable or received and its carrying value. When securities are transferred without losing the control, the transaction is recorded as secured borrowing transaction.

Allowance for Possible Losses on Credits

The Supervisory Regulation of Banking Business (the “Supervisory Regulation”) legislated by the Financial Supervisory Commission (FSC) requires the Bank to classify all credits into five categories as normal, precautionary, substandard, doubtful, or estimated loss based on borrowers’ repayment capability and historical financial transaction records. The Supervisory Regulation also requires the Bank to provide the minimum rate of loss provision for each category balance using the prescribed minimum percentages as described below.

As required by the Supervisory Regulation, the Bank classifies corporate credits (loans, confirmed acceptances and guarantees) based on borrowers’ capability to repay in consideration of borrowers’ business operation, financial position and future cash flows (Forward Looking Criteria) as well as past due period and status of any bankruptcy proceedings (Historical Repayment Criteria). Credits to small companies and to households, however, are classified not by evaluating the debt repayment capability of a borrower or customer but by past due period and status of bankruptcy proceedings. The Bank generally classifies all credits to a single borrower in the same category of classification but credits guaranteed or credits collateralized by bank deposits, real estate and other assets may be classified differently based on the guarantor’s capability to service such guarantee or based on the value of collateral securing such credits.

Based on the Bank’s corporate credit evaluation model, credits to a borrower are classified into 12 grades from AAA to D (AAA, AA, A, BBB, BB, BB - , B, B - , CCC, CC, C and D). Credits of grades of AAA to B are classified as normal, credits of grade B - to CCC as precautionary, credits of grade CC as substandard, credits of grade C as doubtful, and credits of grade D as estimated loss. Credits are finally classified reflecting past due period and bankruptcy considerations.

An allowance is then calculated on the category balances using the prescribed percentages of 0.5 ~ 1.9 percent for normal, 2 ~ 19.9 percent for precautionary, 20 ~ 49.9 percent for substandard, 50 ~ 99.9 percent for doubtful and 100 percent for estimated loss. However, the Bank does not provide allowances for call loans, bonds bought under resale agreements and inter-bank loans that are classified as normal or precautionary, as it is not required by the Accounting Standards for the Banking Industry.

In addition, as required by the Supervisory Regulation, based on the classification of household loans and credit card receivables by past due period and status of bankruptcy proceedings, allowance for household loans and credit card receivables are then calculated on the category balances using the prescribed minimum percentages of 0.75 percent and 1 percent for normal, 8 percent and 12 percent for precautionary, 20 percent for substandard, 55 percent and 60 percent for doubtful and 100 percent for estimated loss. Furthermore, as required by the Financial Supervisory Service, for the secured household loans newly placed after September 9, 2002, if the ratio of loans to collateral value (loan to value; LTV) exceeds 70 percent, the Bank provides the allowance for possible loan losses of 1 percent or more for normal and 10 percent or more for precautionary instead of providing 0.75 percent or more for normal and 8 percent or more for precautionary.

The Bank partially changed the accounting estimation in providing allowance for household loans in accordance with the Financial Supervisory Commission Guidelines during 2005. The Bank extended the scope of borrowers classified as normal and precautionary for the secured household loans and applied the same overdue principal for general consumer loans to the secured household loans. The change in accounting estimate above is to reflect economic substantiality based on historical experience, and as a result, the provision for loan losses decreased by (Won)65.9 billion compared to those accounted for using the previous method. The effect of change has been applied prospectively.

In addition, when an allowance for possible loan losses materially differs from the expected loss, which is calculated through objective and reasonable method in accordance with the accounting principle in the Republic of Korea, expected loss is reflected in the provision for possible loan losses since 2004.

The rates used for determining the allowances for losses based on historical loss rate by the Bank’s lending portfolios are determined as follows:

Lending portfolios	Methodology	Period of historical loss rate	Period of recovery ratio
Impaired corporate loans	Discounted cash flows	N/A	N/A
Non-impaired corporate loans	Migration analysis	1-year	5-years
Consumer loans	Migration analysis	2-years	5-years
Credit card loans	Roll-rate analysis	1-year	5-years

Based on the Bank’s lending portfolios’ nature, loan period, referrer period and other economic factors, the Bank determines the appropriate data period to be used in assessing its historical loss rate and recovery ratio.

As required by the Supervisory Regulation, the Bank also provides an allowance for possible losses on confirmed acceptances and guarantees. Confirmed acceptances and guarantees are classified as of the balance sheet dates using the same loan classification criteria. An allowance is then calculated, using from 20 to 49.9 percent for substandard, from 50 to 99.9 percent for doubtful and 100 percent for estimated loss. No allowance is provided for those confirmed acceptances and guarantees classified as normal and precautionary. The allowance for possible losses on confirmed acceptances and guarantees is included in other liabilities.

In addition, as required by the Financial Supervisory Service, the Bank provides an additional other allowance of 1 percent for certain portions of the unused cash advance facility (75 percent of the facility less used balance) of active credit card accounts having transaction records during the recent one year.

Restructuring of Loans

The equity interest in the debtors, net of real estates and/or other assets received as full or partial satisfaction of the Bank’s loans, collected through reorganization proceedings, court mediation or debt restructuring agreements of parties concerned, is recorded at fair value at the time of the restructuring. In cases where the fair value of the assets received are less than the book value of the loan (book value before allowances), the Bank offsets first the book value against allowances for loans and then recognizes provisions for loans. Impairment losses for loans that were restructured in a troubled debt restructuring involving a modification of terms are computed by getting the difference between the present value of future cash flows under debt restructuring agreements discounted at effective interest rates at the time when loans are originated and the book value before allowances for loans. If the amount of allowances already established is less than the impairment losses under the workout plans, the Bank establishes additional allowances for the difference. Otherwise, the Bank reverses the allowances for loan losses.

Deferred Loan Origination Fees and Costs

The Bank defers loan origination fees associated with originating loans and loan origination costs that have future economic benefits. Loan balances are reported net of these loan origination fees and costs. The deferred loan origination fees and costs are amortized using the effective interest method with the amortization recognized as adjustments to other interest income.

Valuation of Receivables and Payables at Present Value

Receivables and payables incurred through long-term installment transactions, long-term borrowing and lending transactions and other similar transactions are stated at the present value of expected future cash flows and the gain or loss on valuation of related receivables and payables is reflected in current operations, unless the difference between nominal value and present value is immaterial. Present value discount or premium is amortized using the effective interest rate method and credited or charged to interest income or interest expense.

Tangible Assets and Related Depreciation

Tangible assets included in fixed assets are recorded at cost or production cost including the incidental expenses. Routine maintenance and repairs are expensed as incurred. Expenditures that result in the enhancement of the value or the extension of the useful lives of the facilities involved are capitalized as additions to tangible assets.

Depreciation is computed by using the declining-balance (Straight-line method for building and structures) method based on the estimated useful lives of the assets as follows:

Tangible assets	Depreciation method	Estimated useful life
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining balance	4-5 years
Equipment and vehicles	Declining balance	4-5 years

Intangible Assets and Related Amortization

Intangible assets included in fixed assets are recorded at the production costs or purchase costs plus incidental expenses less accumulated amortization. Intangible assets are amortized using the straight-line method over the estimated economic useful lives of the related assets or the activity method as follows:

Intangible assets	Estimated useful life
Goodwill	9 years
Development costs	5 years
Trademarks	5-20 years
Others	5-30 years

The Bank records goodwill as a result of the merger with H&CB as the cost of the merger exceeded the fair value of the net assets acquired. Expenditures incurred in conjunction with the development of new products or technology and others, in which the elements of costs can be individually identified and future economic benefits are probably exerted, are capitalized as development costs. The Bank estimates the useful life of endowment assets that are beneficial upon usage to be 30 years based on the term of the contract and are classified under other intangible assets.

Valuation Allowance for Non-Business Use Property

Non-business use property included in fixed assets is recorded when the Bank acquires collateral by foreclosure on the mortgage for loans. If the latest auction price is lower than book value, the difference is provided as a valuation allowance and the valuation loss is charged to current operations. In addition, the difference between the selling price and book value is recorded as a disposition gain or loss.

Recognition of Impairment of Assets

When the book value of assets (other than securities and assets valued at present value) exceeds the recoverable value of the assets due to obsolescence, physical damage or a sharp decrease in market value and the difference is material, those book value of assets are adjusted to recoverable value in the balance sheet and the resulting impairment loss is charged to current operations. If the recoverable value of the assets increases in subsequent years, the increase in value is credited to operations as gain until the recoverable value equals the book value of the assets that would have been measured had no impairment loss been recognized. The Bank assessed the recoverable value based on expected selling price or appraisal value.

Amortization of Discount (Premium) on Debentures

Discount or premium on debentures issued is amortized over the period from issuance to maturity using the effective interest rate method. Amortization of discount or premium is recognized as interest expense or interest income on the debentures.

Bonds under Resale or Repurchase Agreements

Bonds purchased under resale agreements are recorded as loans and bonds sold under repurchase agreements are recorded as borrowings when the Bank purchases or sells securities under resale or repurchase agreements.

Accrued Severance Benefits

Employees and directors and temporary employees with at least one year of service and temporary employees with at least a one-year contract, as of March 31, 2005, are entitled to receive a lump-sum payment upon termination of their employment with the Bank, based on their length of service and rate of pay at the time of termination. The accrued severance benefits that would be payable assuming all eligible employees and directors were to resign are included in other liabilities.

The Bank has purchased severance benefits insurance, which meets the funding requirement for tax purposes, and made deposits with Kyobo Life Insurance Co., Ltd and others. Withdrawal of these deposits is restricted to the payment of severance benefits. These are presented as a deduction from the accrued severance benefits.

Accounting for Derivative Instruments

The Bank accounts for derivative instruments pursuant to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments. Derivative instruments are classified as used for trading activities or for hedging activities according to their transaction purpose. All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations.

The accounting for derivative transactions that are part of a qualified hedge based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.

Accounting for Stock Options

Stock options are valued at fair value pursuant to the Interpretations on Financial Accounting Standards 39-35 on accounting for stock options. The fair value of stock options is charged to operating expense in the statement of income and credited to capital adjustments as stock option cost over the contractual term of the services provided.

National Housing Fund

The Bank, as designated by the Korean Government under the Housing Law (former Housing Construction Promotion Law), manages the sources and uses of funds of the National Housing Fund (the “NHF”) and records the related NHF account in other liabilities. In addition, the Bank pays interest to NHF, which is computed by multiplying the average balance of the NHF account by the passbook deposit interest rate.

Accounting for Trust Accounts

The Bank maintains the books of accounts and financial statements in connection with the trust operations (the trust accounts) separately from those of the bank accounts in accordance with the Trust Business Act. When surplus funds are generated through the management of trust assets, such funds are deposited with the Bank and are recorded as due to trust accounts of the bank accounts. Also, the borrowings from the bank account are recorded as due from trust accounts of the bank accounts. The Bank receives the fees for operation and management of the trust business and accounts for them as fees and commissions from trust accounts.

With respect to certain trust account products, the Bank guarantees the repayment of the principal of the trust accounts and, in certain cases, a fixed rate of return. If income from such trust accounts is insufficient to pay the guaranteed amount, such a deficiency is satisfied by using special reserves maintained in the trust accounts, offsetting trust fee payable to bank accounts and receiving compensation contributions from the bank accounts of the Bank. If the Bank pays compensating contributions to the guaranteed return trusts to cover such deficiencies, these contributions are reflected as other operating expense of the bank accounts and as other income of the trust accounts.

Income Tax Expense

Income tax expense is the amount currently payable for the period added to or deducted from the changes in deferred income taxes. However, deferred income tax assets are recognized only if the future tax benefits from accumulated temporary differences and any tax loss carryforwards are realizable. The difference between the amount currently payable for the period and income tax expense is accounted for as deferred income tax assets or liabilities, which will be charged or credited to income tax expense in the period each temporary difference reverses in the future.

Accounting for Foreign Currency Transactions and Translation

The Bank maintains its accounts in Korean Won. Transactions in foreign currencies are recorded in Korean Won based on the prevailing rate of exchange on the transaction date. The Korean Won equivalent of assets and liabilities denominated in foreign currencies are translated in these financial statements based on the basic rate ((Won)1,024.30 and (Won)1,043.80 to US$ 1.00 at March 31, 2005 and December 31,2004, respectively) announced by Seoul Money Brokerage Service, Ltd. or cross rates for other currencies other than U.S. Dollars at the balance sheet dates. Translation gains and losses are credited or charged to operations. Financial statements of overseas branches are translated based on the basic rate at balance sheet dates.

Application of the Statement of Korea Accounting Standards

The Korea Accounting Standard Board (KASB) under the Korea Accounting Institute (KAI) issued the Statements of Korea Accounting Standards (SKAS) for achieving a set of Korean accounting standards that should be internationally acceptable and comparable. The Statements supersede the relative articles of existing accounting standards and constitute generally accepted accounting standards of the Republic of Korea. The Bank has implemented SKAS No.1 (Accounting Changes and Correction of Errors) since January 1, 2002 and adopted SKAS from No.2 (Interim Financial Statements) through No.9 (Convertible Securities), since January 1, 2003. Also, the Bank has implemented SKAS No.13 (Troubled Debt Restructurings), since January 1, 2004 and adopted SKAS No.15 (Equity Method) and No. 16 (Income Taxes), since January 1, 2005.

Restatement of Prior Period Financial Statements

The Bank recorded all assets and liabilities comprising of private beneficiary certificates as their original accounts, and all gains and losses from all private beneficiary certificates as income from beneficiary certificates as of December 31, 2004. However, in accordance with the new interpretation by the Financial Supervisory Service, a private beneficiary certificate on which management, as an investor agrees to have no interference and is not practically managing at all is regarded as an ordinary beneficiary certificate and recorded as securities. Due to this change, the Bank restated the accompanying financial statements as of December 31, 2004, which increased total assets by (Won)76,568 million, total liabilities by (Won)2,668 million and capital adjustments by (Won)268,696 million, and decreased retained earnings before appropriations by (Won)194,796 million. In addition, total assets, total liabilities and capital adjustments as of March 31, 2005 decreased by (Won)60,726 million, (Won)60,726 million and (Won)30,019 million respectively, and net income for the three months then ended increased by (Won)30,019 million due to the accounting change.

Reclassification

Certain accounts of the prior period were reclassified to conform to the current period’s presentation for comparative purposes; however, reclassifications had no effect on the previously reported prior period net income or shareholders’ equity of the Bank.

3. CASH AND DUE FROM BANKS:

(1)	Cash and due from banks in local currency and foreign currencies as of March 31, 2005 and December 31, 2004 consisted of (Unit: In millions):

	2005		2004
Cash and checks	(Won)	2,320,305	(Won)	2,380,578
Foreign currencies		133,778		124,735
Due from banks in local currency		2,461,554		2,030,595
Due from banks in foreign currencies		713,183		607,447
Present value discount		(2,282)		(3,751)

	(Won)	5,626,538	(Won)	5,139,604

Due from banks as of March 31, 2005 and December 31, 2004 included (Unit: In millions):

Financial institution	Interest (%)	2005		2004
Due from banks in local currency
BOK	—	(Won)	2,131,363	(Won)	1,685,105
Woori Bank and others	2.20~3.57		253,311		254,537
Hansol Mutual Savings	1.00		67,500		90,000
Samsung Futures and others	2.00		9,380		953

			2,461,554		2,030,595

Due from banks in foreign currencies
BOK	—		45,899		43,631
Korea Exchange Bank and others	—		77,799		74,274
Woori Bank and others	2.67~3.67		589,485		489,542

			713,183		607,447

		(Won)	3,174,737	(Won)	2,638,042

(2)	Restricted due from banks in local currency and foreign currencies as of March 31, 2005 and December 31, 2004 consisted of (Unit: In millions):

Financial institution	2005		2004		Reason for restriction
Due from banks in local currency
BOK	(Won)	2,131,363	(Won)	1,685,105	BOK Act
Hansol Mutual Savings		67,500		90,000	Withdrawal at maturity
Woori Bank and others		4,029		4,029	Escrow account
Samsung Futures and others		9,380		953	Futures margin accounts/others
Due from banks in foreign currencies
BOK		45,899		43,631	BOK Act
J.P.Morgan Chase & Co. and others		228		288	Futures margin accounts/others

	(Won)	2,258,399	(Won)	1,824,006

(3)	Due from banks by financial institution as of March 31, 2005 and December 31, 2004 included (Unit: In millions):

Financial institution	2005		2004
Due from banks in local currency
BOK	(Won)	2,131,363	(Won)	1,685,105
Banks		253,311		254,537
Others		76,880		90,953

		2,461,554		2,030,595

Financial institution	2005		2004
Due from banks in foreign currencies
BOK		45,899		43,631
Banks		661,812		558,771
Others		5,472		5,045

		713,183		607,447

	(Won)	3,174,737	(Won)	2,638,042

(4)	Term structure of due from banks as of March 31, 2005 were as follows (Unit: In millions):

	Less than 3 months		Less than 6 months		Less than 1 year		Less than 3 years		More than 3 years		Total
Due from banks in local currency	(Won)	2,412,525	(Won)	22,500	(Won)	22,500	(Won)	4,029	(Won)	—	(Won)	2,461,554
Due from banks in foreign currencies		672,211		40,972		—		—		—		713,183

4. SECURITIES

(1)	Securities as of March 31, 2005 and December 31, 2004 consisted of (Unit: In millions):

	2005		2004
Trading securities	(Won)	3,359,501	(Won)	3,635,510
Available-for-sale securities		15,767,764		17,555,764
Held-to-maturity securities		8,062,767		6,229,435
Securities accounted for using the equity method		542,725		544,732

	(Won)	27,732,757	(Won)	27,965,441

(2)	The valuation of securities excluding securities accounted for using the equity method as of March 31, 2005 consisted of (Unit: In millions):

Classification	Face value		Acquisition cost (*)		Adjusted by effective interest rate method		Fair value (Net asset value)		Book value
Trading securities
Equity securities	(Won)	—	(Won)	196,932	(Won)	—	(Won)	209,304	(Won)	209,304
Beneficiary certificates		6,294		6,425		—		6,419		6,419
Government and public bonds		1,140,000		1,137,118		1,138,675		1,136,606		1,136,606
Corporate bonds		2,020,000		2,013,956		2,008,276		2,002,179		2,002,179
Asset-backed securities		5,000		5,000		5,008		4,993		4,993

	(Won)	3,171,294	(Won)	3,359,431	(Won)	3,151,959	(Won)	3,359,501	(Won)	3,359,501

Available-for-sale
Equity securities	(Won)	—	(Won)	796,077	(Won)	—	(Won)	880,981	(Won)	798,187
Equity investments		—		512		—		5,654		3,721
Beneficiary certificates		4,828,631		4,589,099		—		4,816,351		4,816,351
Government and public bonds		839,670		848,217		845,415		848,307		848,307
Foreign government bonds		19,512		20,689		20,111		20,027		20,027
Corporate bonds		8,853,326		8,530,263		8,479,221		8,497,616		8,497,616
Asset-backed securities		881,800		881,903		693,168		764,225		764,225
Other debt securities		20,068		19,337		19,337		19,330		19,330

	(Won)	15,443,007	(Won)	15,686,097	(Won)	10,057,252	(Won)	15,852,491	(Won)	15,767,764

Classification	Face value		Acquisition cost (*)		Adjusted by effective interest rate method		Fair value (Net asset value)		Book value
Held-to-maturity
Government and public bonds	(Won)	3,636,193	(Won)	3,638,459	(Won)	3,636,487	(Won)	3,696,651	(Won)	3,636,487
Corporate bonds		4,195,124		4,147,230		4,157,217		4,201,255		4,157,217
Asset-backed securities		250,000		249,906		249,907		257,517		249,907
Other debt securities		20,000		19,157		19,156		19,156		19,156

	(Won)	8,101,317	(Won)	8,054,752	(Won)	8,062,767	(Won)	8,174,579	(Won)	8,062,767

(*)	Acquisition cost of equity securities in available-for-sale is the book value before valuation.

The valuation of securities excluding securities accounted for using the equity method as of December 31, 2004 consisted of (Unit: In millions):

Classification	Face value		Acquisition cost (*)		Adjusted by effective interest rate method		Fair value (Net asset value)		Book value
Trading securities
Equity securities	(Won)	—	(Won)	176,191	(Won)	—	(Won)	184,545	(Won)	184,545
Beneficiary certificates		10,663		10,883		—		10,884		10,884
Government and public bonds		740,000		752,941		751,894		756,658		756,658
Corporate bonds		2,550,000		2,537,938		2,526,307		2,539,819		2,539,819
Asset-backed securities		45,000		44,909		44,860		44,963		44,963
Other debt securities		100,000		98,632		98,630		98,641		98,641

	(Won)	3,445,663	(Won)	3,621,494	(Won)	3,421,691	(Won)	3,635,510	(Won)	3,635,510

Available-for-sale
Equity securities	(Won)	—	(Won)	579,017	(Won)	—	(Won)	886,390	(Won)	799,737
Equity investment		—		512		—		5,094		3,711
Beneficiary certificates		5,302,303		5,145,408		—		5,414,250		5,414,250
Government and public bonds		809,670		820,371		818,892		837,886		837,886
Foreign government bonds		30,736		33,381		31,424		32,638		32,638
Corporate bonds		9,821,659		9,671,362		9,620,070		9,682,914		9,682,914
Asset-backed securities		881,800		881,903		758,217		765,231		765,231
Other debt securities		20,093		19,363		19,363		19,397		19,397

	(Won)	16,866,261	(Won)	17,151,317	(Won)	11,247,966	(Won)	17,643,800	(Won)	17,555,764

Held-to-maturity
Government and public bonds	(Won)	3,071,424	(Won)	3,090,636	(Won)	3,080,549	(Won)	3,214,041	(Won)	3,080,549
Corporate bonds		2,960,800		2,947,690		2,949,730		3,028,061		2,949,730
Asset-backed securities		180,000		180,000		180,000		189,936		180,000
Other debt securities		20,000		19,157		19,156		19,156		19,156

	(Won)	6,232,224	(Won)	6,237,483	(Won)	6,229,435	(Won)	6,451,194	(Won)	6,229,435

(*)	Acquisition cost of equity securities in available-for-sale is the book value before valuation.

The Bank recognized gain on valuation of trading securities of (Won)4,184 million and (Won)48,567 million for the three months ended March 31, 2005 and 2004, respectively.

The fair values of trading debt securities in local currency were assessed by applying the average of base prices of the latest trading day from the balance sheet date, provided by the bond pricing service institutions.

(3)	Available-for-sale securities, which were not valuated at fair value, as of March 31, 2005 were as follows (Unit: In millions, shares in thousands) :

Company	No. of shares	Percentage of ownership (%)	Net asset value		Book value
Bad Bank Harmony (preferred stock)	13	0.46	(Won)	37,441	(Won)	12,279
Korea Asset Management Corporation	1,506	5.38		11,221		7,827
Samsung Life Insurance Co., Ltd.	23	0.11		9,800		7,479
Korea Highway Corp.	573	0.03		6,088		6,248
Continuous Linked Settlement System	2	1.39		3,035		5,755
Korea Credit Bureau Co., Ltd.	180	9.57		4,500		4,500
Kyobo Investment Trust Management Co., Ltd.	420	7.00		3,574		2,100
Baring Communications Equity	4,417	6.37		2,857		1,667
Korea Smart Card Co., Ltd.	326	4.44		1,268		1,628
Korea Enterprise Data Co., Ltd.	300	2.09		1,500		1,500
Korea Money Broker Corp.	119	5.97		2,746		1,291
Mercury	1,632	12.13		2,392		1,088
Tianjin Samsung Opto_Electronics	1,000	10.00		1,296		1,001
Others	—	—		75,020		23,648

			(Won)	162,738	(Won)	78,011

Available-for-sale securities, which were not valuated at fair value, as of December 31, 2004 were as follows (Unit: In millions, shares in thousands):

Company	No. of shares	Percentage of ownership (%)	Net asset value		Book value
Arirang Restructuring Fund	7,920	11.88	(Won)	16,407	(Won)	18,163
Mukoongwha Restructuring Fund	7,920	11.88		14,606		14,606
Seoul Fund	14,240	11.87		13,563		12,540
Bad Bank Harmony (preferred stock)	13	0.46		37,327		12,267
Korea Asset Management Corporation	1,506	5.38		12,783		7,827
Samsung Life Insurance Co., Ltd.	23	0.11		8,993		7,479
Korea Highway Corp.	573	0.03		5,897		6,248
Continuous Linked Settlement System	2	1.39		3,275		6,211
Kyobo Investment Trust Management Co., Ltd.	420	7.00		3,574		2,100
Baring Communications Equity	4,665	6.73		1,957		1,957
Pan Asia Paper	1,275	2.94		1,642		1,642
Korea Smart Card Co., Ltd.	326	4.44		1,268		1,628
Korea Money Broker Corp.	119	5.97		2,514		1,291
Mercury	1,632	12.13		1,088		1,088
Tianjin Samsung Opto_Electronics	1,000	10.00		1,241		1,020
Others	—	—		82,887		24,919

			(Won)	209,022	(Won)	120,986

Impairment loss on available-for-sale securities for the three months period ended March 31, 2005 and 2004, respectively, and there was no reversal of impairment loss on available-for-sale for the same periods (Unit: In millions):

	2005		2004
Equity securities	(Won)	4,628	(Won)	8,416
Equity investments		1		—
Corporate bonds		—		1,999

	(Won)	4,629	(Won)	10,415

(4)	Structured notes relating to stock, interest rate and credit linked notes (“CLN”) as of March 31, 2005 were as follows (Unit: In millions):

	Local currency		Foreign currencies		Total
Structured notes relating to stock
Convertible bonds	(Won)	—	(Won)	5,444	(Won)	5,444
Exchangeable bonds		138,708		20,395		159,103

		138,708		25,839		164,547

Structured notes relating to interest rate
Long-term government bond floating rates notes (“FRN”)		697,476		—		697,476
Dual indexed FRN		20,159		—		20,159
Inverse FRN		21,791		—		21,791
Others		50,501		—		50,501

		789,927		—		789,927

CLN		—		41,071		41,071

	(Won)	928,635	(Won)	66,910	(Won)	995,545

Structured notes relating to stock, interest rate and CLN as of December 31, 2004 was as follows (Unit: In millions):

	Local currency		Foreign currencies		Total
Structured notes relating to stock
Convertible bond	(Won)	—	(Won)	15,321	(Won)	15,321
Exchangeable bond		137,871		15,654		153,525
Bond with stock warrant		—		762		762
Equity linked securities		49,721		—		49,721

		187,592		31,737		219,329

Structured notes relating to interest rate
Dual indexed FRN		50,140		—		50,140
Inverse FRN		22,533		—		22,533

		72,673		—		72,673

CLN		—		41,544		41,544

	(Won)	260,265	(Won)	73,281	(Won)	333,546

(5)	Assets of private beneficiary certificates included in beneficiary certificates of available-for-sale securities as of March 31, 2005 and December 31, 2004 were composed of (Unit: In millions):

	2005		2004
Securities	(Won)	6,111	(Won)	6,062
Government and public bonds		1,046,528		1,384,645
Corporate bonds in local currency		3,165,912		3,258,525
Asset-backed debt securities		51,659		87,428
Call loans		366,645		264,997
Others		249,187		276,936

	(Won)	4,886,042	(Won)	5,278,593

(6)	Changes in the gain (loss) on valuation of available-for-sale securities and held-to-maturity securities reflected in capital adjustments for the three months ended March 31, 2005 were as follows ( Unit: In millions):

	2004		Increase (Decrease)		Disposal		Deferred income tax		2005
Gain (loss) on valuation of available-for-sale securities
Equity securities	(Won)	277,984	(Won)	4,715	(Won)	(14,436)	(Won)	(73,772)	(Won)	194,491
Debt securities in local currency		140,767		(45,153)		(15,339)		(22,076)		58,199
Debt securities in foreign currencies		16,658		(459)		(4,215)		(3,296)		8,688
Beneficiary certificates		268,842		(13,717)		(27,873)		(62,494)		164,758
Others		3,236		(28)		—		(882)		2,326

		707,487		(54,642)		(61,863)		(162,520)		428,462

Gain (loss) on valuation of held-to-maturity securities
Others	(Won)	—	(Won)	(281)	(Won)	1	(Won)	77	(Won)	(203)

During the 1st quarter of 2005, the Bank received cash and securities, specifically government and municipal bonds as a result of the cancellation of some private beneficiary certificates which had been classified as available-for-sale securities. The bank reclassified the securities amounting to (Won)60,091 million into held-to-maturity securities after valuating them at the fair value of the reclassification date. Gain (loss) on valuation of available-for-sale securities which had been recorded until the reclassification date, was reclassified into gain (loss) on valuation of held-to-maturity securities and amortized using the effective interest rate method. The amortized amount is charged to interest income or expense until maturity.

(7)	The portfolio of securities excluding securities accounted for using the equity method, by industry, as of March 31, 2005 and December 31, 2004 was as follows (Unit: In millions):

	2005			2004
By industry	Amount		Percentage (%)	Amount		Percentage (%)
Trading securities
Government and government-invested public companies	(Won)	1,256,843	37.41	(Won)	916,323	25.20
Financial institutions		1,913,134	56.95		2,556,558	70.32
Others		189,524	5.64		162,629	4.48

	(Won)	3,359,501	100.00	(Won)	3,635,510	100.00

Available-for-sale securities
Government and government-invested public companies	(Won)	1,644,774	10.43	(Won)	1,732,924	9.87
Financial institutions		13,343,507	84.63		14,969,783	85.27
Others		779,483	4.94		853,057	4.86

	(Won)	15,767,764	100.00	(Won)	17,555,764	100.00

Held-to-maturity securities
Government and government-invested public companies	(Won)	5,207,579	64.59	(Won)	4,748,398	76.23
Financial institutions		2,835,579	35.17		1,426,591	22.90
Others		19,609	0.24		54,446	0.87

	(Won)	8,062,767	100.00	(Won)	6,229,435	100.00

(8)	The portfolio of securities excluding securities accounted for using the equity method, by security type, as of March 31, 2005 and December 31, 2004 was as follows (Unit: In millions):

	2005			2004
By type	Amount		Percentage (%)	Amount		Percentage (%)
Trading securities
Stocks	(Won)	209,304	6.23	(Won)	184,545	5.08
Fixed rate bonds		3,023,540	90.00		3,260,607	89.69
Floating rate bonds		120,238	3.58		179,474	4.94
Beneficiary certificates		6,419	0.19		10,884	0.29

		3,359,501	100.00		3,635,510	100.00

Available-for-sale securities
Stocks		798,187	5.06		799,737	4.56
Fixed rate bonds		8,424,467	53.43		9,554,010	54.42
Floating rate bonds		893,792	5.67		901,040	5.13
Subordinated bonds		805,340	5.11		851,947	4.85
Convertible bonds		25,839	0.16		30,976	0.18
Beneficiary certificates		4,816,351	30.55		5,414,250	30.84
Others		3,788	0.02		3,804	0.02

		15,767,764	100.00		17,555,764	100.00

Held-to-maturity securities
Fixed rate bonds		7,819,537	96.99		5,869,731	94.23
Floating rate bonds		113,230	1.40		229,704	3.69
Subordinated bonds		130,000	1.61		130,000	2.08

		8,062,767	100.00		6,229,435	100.00

(9)	The portfolio of securities excluding securities accounted for using the equity method, by country, as of March 31, 2005 and December 31, 2004 was as follows (Unit: In millions):

	2005			2004
	Amount		Percentage (%)	Amount		Percentage (%)
Trading securities
Korea	(Won)	3,359,501	100.00	(Won)	3,635,510	100.00

Available-for-sale securities
Korea	(Won)	15,625,851	99.09	(Won)	17,421,092	99.23
USA		59,639	0.38		50,284	0.29
Philippines		24,768	0.16		25,703	0.15
Russia		20,560	0.13		—	—
Indonesia		10,266	0.07		13,516	0.08
The Republic of South Africa		6,496	0.04		6,742	0.04
Others		20,184	0.13		38,427	0.21

	(Won)	15,767,764	100.00	(Won)	17,555,764	100.00

Held-to-maturity securities
Korea	(Won)	8,062,767	100.00	(Won)	6,229,435	100.00

(10)	Term structure of securities (except for stocks and equity investments) in available-for-sale and held-to-maturity securities as of March 31, 2005 was as follows (Unit: In millions):

	Less than 1 year		Less than 5 years		Less than 10 years		More than 10 years		Total
Available-for-sale securities
Fair value	(Won)	9,662,658	(Won)	5,212,447	(Won)	90,250	(Won)	501	(Won)	14,965,856

Held-to-maturity securities
Book value	(Won)	2,825,668	(Won)	4,415,295	(Won)	821,804	(Won)	—	(Won)	8,062,767
Fair value	(Won)	2,855,089	(Won)	4,483,281	(Won)	836,209	(Won)	—	(Won)	8,174,579

11)	Stocks and equity investments accounted for using the equity method as of March 31, 2005 are summarized as follows (Unit: In millions):

	No. of shares	Owner- ship (%)	Acquisition cost		Net asset value		Book value
Domestic stocks
KB Investment Co., Ltd.	8,941,587	99.89	(Won)	155,311	(Won)	79,242	(Won)	79,242
KB Futures Co., Ltd.	3,999,200	99.98		19,996		26,613		26,613
KB Data System Co., Ltd.	799,800	99.98		7,998		15,368		13,537
KB Real Estate Trust	15,999,930	99.99		76,103		64,446		64,446
KB Asset Management	6,134,040	80.00		39,015		50,523		50,523
KB Credit Information	1,173,640	93.71		12,553		19,840		18,825
KB Life Insurance Co., Ltd. (*1)	3,060,000	51.00		15,426		12,947		—
KLB Securities Co., Ltd. (*3)	4,854,713	36.41		10,316		—		—
Jooeun Industrial Co., Ltd. (*3)	1,999,910	99.99		23,994		—		—
ING Life Insurance Korea	1,400,000	20.00		21,769		74,417		74,417

				382,481		343,396		327,603

Foreign stocks
Kookmin Bank Singapore Ltd. (*2)(*3)	30,000,000	100.00		20,535		—		1,779
Kookmin Finance Asia Ltd. (HK) (*2)(*3)	700,000	100.00		8,070		—		249
Kookmin Bank Int’l Ltd.(London) (*2)	20,000,000	100.00		40,104		53,670		53,670
Kookmin Bank Hong Kong Ltd. (*2)	2,000,000	100.00		54,659		65,086		65,086
Sorak Financial Holdings PTE Ltd.(*2)	1,422,216	25.00	(Won)	74,839	(Won)	78,148	(Won)	78,148

				198,207		196,904		198,932

Equity investments
KICO No. 2 Venture Investment Partnership (*3)	5,000	55.56		—		214		214
KICO No. 3 Venture Investment Partnership (*3)	9,000	69.23		—		149		149
Pacific IT Investment Partnership	700	50.00		7,000		2,645		5,289
NPC02-4 Kookmin Venture Fund	100	33.33		10,000		10,538		10,538

				17,000		13,546		16,190

			(Won)	597,688	(Won)	553,846	(Won)	542,725

Stock and equity investments accounted for using the equity method as of December 31, 2004 are summarized as follows (Unit: In millions):

	No. of shares	Owner- ship (%)	Acquisition cost		Net asset value		Book value
Domestic stocks
KB Investment Co., Ltd.	8,941,587	99.89	(Won)	155,311	(Won)	78,695	(Won)	78,695
KB Futures Co., Ltd.	3,999,200	99.98		19,996		26,010		26,010
KB Data System Co., Ltd.	799,800	99.98		7,998		15,827		15,827
KB Real Estate Trust	15,999,930	99.99		76,103		58,071		58,071
KB Asset Management	6,134,040	80.00		39,015		47,288		47,288
KB Credit Information	1,173,640	93.71		12,553		19,742		18,670
KB Life Insurance Co., Ltd. (*1)	6,000,000	100.00		30,246		24,389		8,572
KLB Securities Co., Ltd. (*3)	4,854,713	36.41		10,316		—		—
Jooeun Industrial Co., Ltd. (*3)	1,999,910	99.99		23,994		—		—
ING Life Insurance Korea	1,400,000	20.00		21,769		69,145		69,145

				397,301		339,167		322,278

Foreign stocks
Kookmin Bank Singapore Ltd. (*2)(*3)	30,000,000	100.00		20,926		—		1,812
Kookmin Finance Asia Ltd. (HK)(*2)(*3)	700,000	100.00		8,223		—		254
Kookmin Bank Int’l Ltd. (London)(*2)	20,000,000	100.00		40,104		55,707		55,707
Kookmin Bank Hong Kong Ltd. (*2)	2,000,000	100.00		54,659		65,028		65,028

	No. of shares	Owner- ship (%)	Acquisition cost		Net asset value		Book value
Sorak Financial Holdings PTE Ltd. (*2)	1,422,216	25.00		76,928		82,153		82,153

				200,840		202,888		204,954

Equity investments
KICO No. 2 Venture Investment Partnership (*3)	5,000	55.56		—		213		213
KICO No. 3 Venture Investment Partnership (*3)	9,000	69.23		—		149		149
Pacific IT Investment Partnership	700	50.00		7,000		3,479		6,959
NPC02-4 Kookmin Venture Fund	100	33.33		10,000		10,179		10,179

				17,000		14,020		17,500

			(Won)	615,141	(Won)	556,075	(Won)	544,732

(*1)	On April 29, 2004, as a means to venture into the insurance business for diversification of revenues, the Bank invested (Won)30,246 million (including acquisition costs) to acquire 100% ownership of KB Life Insurance Co., Ltd., which was founded to acquire the assets and the liabilities of Hanil Life Insurance Co., Ltd. The Bank disposed of 49% shares of KB Life Insurance Co., Ltd. to ING Insurance International B.V. for (Won)14,782 million. The difference between the disposal amount and the book value of (Won)10,583 million was reflected in the accumulative effect of equity method.
(*2)	The acquisition cost has been translated using the basic rate at March 31, 2005 and December 31, 2004.
(*3)	KLB Securities Co., Ltd., Jooeun Industrial Co., Ltd., Kookmin Bank Singapore Ltd., Kookmin Finance Asia, Ltd., KICO No. 2 Venture Investment Partnership and KICO No. 3 Venture Investment Partnership are all in the process of liquidation.

(12)	The valuation of securities accounted for using the equity method as of March 31, 2005 was as follows (Unit: In millions):

	Book value before valuation		Dividend		Foreign currency translation income(loss)		Equity income (loss)on investment		Capital Adjustments		Book value after valuation
Domestic stocks
KB Investment Co., Ltd.	(Won)	78,695	(Won)	(447)	(Won)	—	(Won)	1,199	(Won)	(205)	(Won)	79,242
KB Futures Co., Ltd.		26,010		—		—		603		—		26,613
KB Data System Co., Ltd. (*3)		15,827		(640)		—		(1,650)		—		13,537
KB Real Estate Trust		58,071		—		—		6,375		—		64,446
KB Asset Management		47,288		—		—		3,602		(367)		50,523
KB Credit Information (*1)		18,670		(587)		—		742		—		18,825
KB Life Insurance Co., Ltd. (*2, 3 and 4)		4,372		—		—		(4,372)		—		—
KLB Securities Co., Ltd. (*2)		—		—		—		—		—		—
Jooeun Industrial Co., Ltd. (*2)		—		—		—		—		—		—
ING Life Insurance Korea		69,145		—		—		9,160		(3,888)		74,417

		318,078		(1,674)		—		15,659		(4,460)		327,603

Foreign stocks
Kookmin Bank Singapore Ltd.		1,813		—		(34)		—		—		1,779
Kookmin Finance Asia Ltd. (HK)		254		—		(5)		—		—		249
Kookmin Bank Int’l Ltd. (London)		55,707		—		(2,333)		453		(157)		53,670
Kookmin Bank Hong Kong Ltd.		65,028		—		(1,215)		1,412		(139)		65,086
Sorak Financial Holdings PTE Ltd.		82,153		—		(2,231)		1,723		(3,497)		78,148

		204,955		—		(5,818)		3,588		(3,793)		198,932

Equity Securities
KICO No. 2 Venture Investment Partnership		213		—		—		1		—		214

	Book value before valuation		Dividend		Foreign currency translation income(loss)		Equity income (loss)on investment		Capital Adjustments		Book value after valuation
KICO No. 3 Venture Investment Partnership		149		—		—		—		—		149
Pacific IT Investment Partnership		6,959		—		—		(1,670)		—		5,289
NPC02-4 Kookmin Venture Fund		10,179		—		—		359		—		10,538

		17,500		—		—		(1,310)		—		16,190

	(Won)	540,533	(Won)	(1,674)	(Won)	(5,818)	(Won)	17,937	(Won)	(8,253)	(Won)	542,725

(*1)	Differences ((Won)1,128 million) between the purchase price and the Bank’s proportionate ownership of the net book value of KB Credit Information resulting from an additional purchase of 342,844 shares in October 2004 are credited to gain on valuation of securities accounted for using the equity method for five years. The Bank credited (Won)56 million to current operation for the three months ended March 31, 2005 and the balance was (Won)1,015 millions as of March 31, 2005.
(*2)	The equity method is no longer applied to securities of KLB Securities Co., Ltd., KB Life Insurance Co., Ltd and Jooeun Industrial Co., Ltd. due to accumulated deficit resulting to the decrease of their book values below zero. The accumulated deficit, which was not recorded, is as follows (Unit: In millions):

	Amount
KLB Securities Co., Ltd.	(Won)	4,148
Jooeun Industrial Co., Ltd.		56,688
KB Life Insurance Co., Ltd.		2,153

	(Won)	62,989

(*3)	The unrealized income eliminated during the first quarter of 2005 is as follows (Unit: In millions)

	Related accounts	Amount
KB Data System Co., Ltd.	Tangible assets(sales)	(Won)	1,831
KB Life Insurance Co., Ltd.	Commissions(deferred acquisition cost)		5,182

		(Won)	7,013

(*4)	The beginning balance is the book value after disposal of KB Life Insurance Co., Ltd.’s stock

(13)	Significant financial data of companies of which stocks were accounted for using the equity method for the three months ended March 31, 2005 were as follows (Unit: In millions):

	Assets		Liabilities		Sales		Net income
KB Investment Co., Ltd.	(Won)	86,836	(Won)	7,504	(Won)	6,238	(Won)	1,200
KB Futures Co., Ltd. (*1)		37,358		10,740		3,104		606
KB Data System Co., Ltd.		20,219		4,847		9,525		180
KB Real Estate Trust		189,658		125,213		13,321		6,375
KB Asset Management (*1)		69,765		6,610		8,955		4,502
KB Credit Information		31,123		9,951		12,554		711
KB Life Insurance Co., Ltd. (*1)		181,392		156,000		33,307		1,589
ING Life Insurance Korea (*1)		5,344,969		4,972,884		731,719		45,798
Kookmin Bank Int’l Ltd.(London)		344,383		290,713		3,474		453
Kookmin Bank Hong Kong Ltd.		357,884		292,798		3,154		1,375
Sorak Financial Holdings PTE Ltd.		3,933,511		3,620,918		10,796		6,890
KICO No. 2 Venture Investment Partnership		386		—		3		3
KICO No. 3 Venture Investment Partnership		215		—		—		—
Pacific IT Investment Partnership		5,671		381		53		51
NPC02-4 Kookmin Venture Fund		32,476		861		1,643		1,615

(*1)	Sales and net income for the three months ended March 31, 2005

Unaudited financial statements as of March 31, 2005 were used for the equity method valuation. There was no material exception as a result of analytical review such as analysis of major accounts to assess reliability of those financial statements. However, as for ING Life Insurance Korea and Sorak Financial Holdings PTE Ltd., unaudited financial statements as of February 28, 2005 and December 31, 2004, respectively, were used for the equity method valuation. The significant events from the closing dates of investees’ to that of the bank were properly reflected in applying the equity method.

(14)	The changes in the gain (loss) on valuation of securities accounted for using the equity method in capital adjustments from December 31, 2004 to March 31, 2005 were as follows:

Company	2004		Increase (Decrease)		Disposal		Deferred income tax		2005
KB Investment Co., Ltd.	(Won)	3,361	(Won)	(205)	(Won)	—	(Won)	(868)	(Won)	2,288
KB Data System Co., Ltd.		(3)		—		—		1		(2)
KB Real Estate Trust		1,008		—		—		(277)		731
KB Asset Management		(155)		(367)		—		144		(378)
KB Credit Information		603		—		—		(166)		437
KB Life Insurance Co., Ltd.		781		—		10,583		(3,125)		8,239
ING Life Insurance Korea		3,679		(3,888)		—		57		(152)
Kookmin Bank Int’l Ltd.(London)		794		(157)		(34)		(166)		437
Kookmin Bank Hong Kong Ltd.		217		(139)		32		(30)		80
Sorak Financial Holdings PTE Ltd.		(4,593)		(3,497)		124		2,191		(5,775)

	(Won)	5,692	(Won)	(8,253)	(Won)	10,705	(Won)	(2,239)	(Won)	5,905

(15)	Securities provided as collateral as of March 31, 2005 were as follows (Unit: In millions):

Provided to	Book value		Collateral amount		Provided for
Korea Securities Depository & others	(Won)	4,505,688	(Won)	4,502,800	Bonds sold under repurchase agreements
BOK		1,030,208		1,020,000	Borrowings from BOK
BOK		329,696		334,000	Overdrafts and settlement risk
Samsung Futures & others		180,062		189,000	Derivative settlement
Korea Securities Depository		52,140		54,000	Others

	(Won)	6,097,794	(Won)	6,099,800

5. LOANS

(1)	Loans as of March 31, 2005 and December 31, 2004 consisted of (Unit: In millions):

	2005		2004
Loans in local currency	(Won)	121,352,359	(Won)	122,721,898
Loans in foreign currencies		4,314,719		3,860,828
Bills bought in local currency		20,797		27,096
Bills bought in foreign currencies		962,719		574,785
Advances for customers		29,671		32,120
Factoring receivables		32,554		32,335
Credit card receivables		7,025,055		7,643,990
Private placed bonds		1,531,348		1,203,631
Call loans		1,430,392		2,741,783
Loans to be swapped to equity		—		746

		136,699,614		138,839,212
Allowance for possible loan losses		(3,246,754)		(3,118,775)
Deferred loan origination costs		52,307		48,889

	(Won)	133,505,167	(Won)	135,769,326

(2)	Loans in local currency and loans in foreign currencies as of March 31, 2005 and December 31, 2004 were follows (Unit: In millions):

		2005		2004
Loans in local currency
Commercial	Working capital loans
	General purpose loans	(Won)	25,534,638	(Won)	25,475,710
	Notes discounted		971,915		1,197,606
	Overdraft accounts		530,668		401,369
	Trading notes		764,215		740,580
	Others		3,813,985		3,862,852

			31,615,421		31,678,117

	Facilities loans
	General facilities loans		4,964,825		5,139,091
	Others		1,106,756		1,147,656

			6,071,581		6,286,747

			37,687,002		37,964,864

Households	General purpose loans		41,382,278		41,957,690
	Housing loans		40,809,116		41,234,086
	Remunerations on mutual installment savings		262,901		300,032
	Others		516,932		532,615

			82,971,227		84,024,423

Public sector loans	Public operation loans		640,186		673,456
	Public facilities loans		37,988		40,383

			678,174		713,839

Other loans	Property formation loans		8,603		9,719
	Inter-bank loans		4,666		6,114
	Others		2,687		2,939

			15,956		18,772

		(Won)	121,352,359	(Won)	122,721,898

Loans in foreign currencies
	Domestic funding loans	(Won)	1,014,180	(Won)	1,000,004
	Overseas funding loans		468,242		489,437
	Inter-bank loans		1,500,788		1,092,174

	2005		2004
Domestic usance bills		1,331,241		1,278,793
Government funding loans		268		420

	(Won)	4,314,719	(Won)	3,860,828

(3)	Loans in local currency and loans in foreign currencies, classified by borrower type, as of March 31, 2005 were as follows (Unit: In millions):

	Loans in local currency		Loans in foreign currencies		Total		Percentage (%)
Large corporations	(Won)	2,619,284	(Won)	2,731,067	(Won)	5,350,351	4.3
Small and medium corporations		35,072,384		1,149,523		36,221,907	28.8
Households		82,982,517		—		82,982,517	66.0
Public sector and other		678,174		17,119		695,293	0.6
Overseas branches		—		417,010		417,010	0.3

	(Won)	121,352,359	(Won)	4,314,719	(Won)	125,667,078	100.0

Loans in local currency and loans in foreign currencies, classified by borrower type, as of December 31, 2004 were as follows (Unit: In millions):

	Loans in local currency		Loans in foreign currencies		Total		Percentage (%)
Large corporations	(Won)	2,842,731	(Won)	2,299,149	(Won)	5,141,880	4.1
Small and medium corporations		35,128,246		1,115,049		36,243,295	28.6
Households		84,037,082		—		84,037,082	66.4
Public sector and other		713,839		17,833		731,672	0.6
Overseas branches		—		428,797		428,797	0.3

	(Won)	122,721,898	(Won)	3,860,828	(Won)	126,582,726	100.0

(4)	Loans including loans in local currency and loans in foreign currencies, classified by borrower’s country, as March 31, 2005 were as follows (Unit: In millions):

	Loans in local currency		Loans in foreign currencies		Others		Total		Percentage (%)
Korea	(Won)	121,352,359	(Won)	3,435,961	(Won)	10,894,386	(Won)	135,682,706	99.3
Southeast Asia		—		54,756		—		54,756	0.0
China		—		279,621		40,870		320,491	0.2
Japan		—		267,061		128		267,189	0.2
Central and South America		—		10,650		48		10,698	0.0
USA		—		3,073		—		3,073	0.0
Others		—		263,597		97,104		360,701	0.3

	(Won)	121,352,359	(Won)	4,314,719	(Won)	11,032,536	(Won)	136,699,614	100.0

Loans including loans in local currency and loans in foreign currencies, classified by borrower’s country, as December 31, 2004 were as follows (Unit: In millions):

	Loans in local currency		Loans in foreign currencies		Others		Total		Percentage (%)
Korea	(Won)	122,721,898	(Won)	2,622,653	(Won)	12,060,578	(Won)	137,405,129	99.0
Southeast Asia		—		700,600		186,753		887,353	0.6
China		—		135,118		—		135,118	0.1
Japan		—		278,971		—		278,971	0.2
Central and South America		—		53,452		45		53,497	0.0
Others		—		70,034		9,110		79,144	0.1

	(Won)	122,721,898	(Won)	3,860,828	(Won)	12,256,486	(Won)	138,839,212	100.0

(5)	Loans in local currency and loans in foreign currencies, classified by industry, as of March 31, 2005 were as follows (Unit: In millions):

	Loans in local currency		Loans in foreign currencies		Others		Total		Percentage (%)
Corporations
Finance and insurance	(Won)	788,818	(Won)	1,553,148	(Won)	1,893,072	(Won)	4,235,038	3.2
Manufacturing		12,729,331		1,230,427		1,649,186		15,608,944	11.4
Services		19,919,605		1,358,546		626,202		21,904,353	16.0
Others		4,645,708		90,961		371,014		5,107,683	3.7
Households		82,982,517		64,518		6,490,073		89,537,108	65.5
Public sector		286,380		17,119		2,989		306,488	0.2

	(Won)	121,352,359	(Won)	4,314,719	(Won)	11,032,536	(Won)	136,699,614	100.0

Loans in local currency and loans in foreign currencies, classified by industry, as of December 31, 2004 were as follows (Unit: In millions):

	Loans in local currency		Loans in foreign currencies		Others		Total		Percentage (%)
Corporations
Finance and insurance	(Won)	689,007	(Won)	1,150,426	(Won)	3,837,500	(Won)	5,676,933	4.1
Manufacturing		12,315,767		1,146,217		1,721,775		15,183,759	10.9
Services		21,240,715		1,422,823		487,968		23,151,506	16.7
Others		4,114,249		71,921		94,863		4,281,033	3.1
Households		84,037,082		69,441		6,114,380		90,220,903	65.0
public sector		325,078		—		—		325,078	0.2

	(Won)	122,721,898	(Won)	3,860,828	(Won)	12,256,486	(Won)	138,839,212	100.0

(6)	Loans to financial institutions as of March 31, 2005 were as follows (Unit: In millions):

	Bank		Other financial institutions		Total
Loans in local currency	(Won)	4,666	(Won)	784,152	(Won)	788,818
Loans in foreign currencies		1,122,016		431,132		1,553,148
Others		1,298,979		594,093		1,893,072

	(Won)	2,425,661	(Won)	1,809,377	(Won)	4,235,038

Loans to financial institutions as of December 31, 2004 were as follows (Unit: In millions):

	Bank		Other financial institutions		Total
Loans in local currency	(Won)	6,623	(Won)	682,384	(Won)	689,007
Loans in foreign currencies		809,978		340,448		1,150,426
Others		2,806,712		1,030,788		3,837,500

	(Won)	3,623,313	(Won)	2,053,620	(Won)	5,676,933

(7)	Loans to LG Card Co., Ltd.

LG Card Co., Ltd. has been supported with (Won)437,000 million by the Bank in accordance with the agreement of the Financial Institution Creditors (“FIC”) on November 24, 2003 due to its significant financial difficulties in liquidity. Also, in accordance with FIC’s agreement, the Bank agreed to support new loan of (Won) 205,900 million and exercise debt-equity swap of (Won)518,600 million. The Bank exercised the first debt-equity swap of (Won)156,350 million (loans of (Won)145,950 million and corporate bonds of (Won) 10,400 million) on February 13, 2004, and exercised another debt-equity swap of (Won)362,250 million (loans of (Won)348,364 million and corporate bonds of (Won) 13,886 million) after the capital reduction of 43.4:1 in May 2004. In addition, the Bank invested (Won) 75,800 million of cash on the common shares of LG Card Co., Ltd. based on FIC’s agreement in January 2005, and LG Card Co., Ltd. reduced capital stock at the rate of 5.5:1 in March 2005. As a result of the transactions above, the Bank has loans of (Won)237,900 million and securities of (Won) 328,507 million to LG Card Co., Ltd. as of March 31, 2005. The Bank has provided an allowance for the loan losses of (Won)45,201 million and valuation gain on the securities of (Won) 108,272 million is included in capital adjustments as of March 31, 2005.

The expected losses from loans to LG Card Co., Ltd. are fully dependent on the rehabilitation plan and an effective funding support from the FIC. Therefore, actual credit losses from this credit exposure may differ from management’s current assessment. The accompanying financial statements do not include any possible adjustments that may result from this uncertainty.

(8)	Loans applicable to Act on the Structural Improvement of the Financial Industry

As of March 31, 2005, the Bank has loans of (Won)147,258 million to companies under the Act on the Structural Improvement of the Financial Industry, which includes Hyundai Engineering & Construction Co., Ltd., and has provided an allowance of (Won)29,492 million for possible loan losses. The actual collection amounts from those loans might differ from management’s current estimation.

(9)	The classification of asset quality for loans, net of present value discount as of March 31, 2005 is summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total
Loans in local currency	(Won)	113,696,486	(Won)	4,572,827	(Won)	1,482,698	(Won)	1,147,600	(Won)	452,748	(Won)	121,352,359
Loans in foreign currencies		4,124,736		124,592		24,587		36,646		4,158		4,314,719
Bills bought in local or foreign currencies		969,500		8,479		781		1,727		3,029		983,516
Advances for customers		1,723		1,566		741		5,202		20,439		29,671
Credit card receivables		6,052,331		580,335		416		341,600		50,373		7,025,055
Call loans		1,430,392		—		—		—		—		1,430,392
Privately placed bonds		1,520,506		3,826		3,076		3,872		68		1,531,348
Factoring receivables		31,021		—		516		992		25		32,554

	(Won)	127,826,695	(Won)	5,291,625	(Won)	1,512,815	(Won)	1,537,639	(Won)	530,840	(Won)	136,699,614

The classification of asset quality for loans, net of present value discount as of December 31, 2004 is summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total
Loans in local currency	(Won)	114,439,619	(Won)	5,222,736	(Won)	1,710,889	(Won)	1,019,763	(Won)	328,891	(Won)	122,721,898
Loans in foreign currencies		3,645,049		158,672		25,015		30,199		1,893		3,860,828
Bills bought in local or foreign currencies		585,927		9,569		650		2,698		3,037		601,881
Advances for customers		964		2,978		883		6,669		20,626		32,120
Credit card receivables		6,609,976		686,457		539		298,093		48,925		7,643,990
Call loans		2,741,783		—		—		—		—		2,741,783
Privately placed bonds		1,195,825		826		3,076		3,836		68		1,203,631
Factoring receivables		30,802		—		516		992		25		32,335
Loans to be swapped to equity securities		—		—		—		746		—		746

	(Won)	129,249,945	(Won)	6,081,238	(Won)	1,741,568	(Won)	1,362,996	(Won)	403,465	(Won)	138,839,212

(10)	The term structure of loans as of March 31, 2005 was as follows (Unit: In millions):

	Loans in local currency		Loans in foreign currencies		Others		Total
Less than 3 months	(Won)	20,340,080	(Won)	2,293,924	(Won)	7,738,712	(Won)	30,372,716
Less than 6 months		15,444,713		723,100		787,291		16,955,104
Less than 1 year		33,560,071		315,109		1,185,464		35,060,644
Less than 2 years		19,776,188		234,640		617,071		20,627,899
Less than 3 years		11,464,778		370,760		518,411		12,353,949
Less than 4 years		2,861,143		100,641		38,380		3,000,164
Less than 5 years		4,549,632		99,970		46,806		4,696,408
More than 5 years		13,355,754		176,575		100,401		13,632,730

	(Won)	121,352,359	(Won)	4,314,719	(Won)	11,032,536	(Won)	136,699,614

The term structure of loans as of December 31, 2004 was as follows (Unit: In millions):

	Loans in local currency		Loans in foreign currencies		Others		Total
Less than 3 months	(Won)	19,085,485	(Won)	874,100	(Won)	8,648,235	(Won)	28,607,820
Less than 6 months		17,430,180		1,047,044		817,269		19,294,493
Less than 1 year		35,029,206		906,882		1,467,543		37,403,631
Less than 2 years		19,972,984		181,903		629,951		20,784,838
Less than 3 years		11,900,101		190,361		480,695		12,571,157
Less than 4 years		2,637,763		85,984		63,633		2,787,380
Less than 5 years		3,956,310		67,973		49,160		4,073,443
More than 5 years		12,709,869		506,581		100,000		13,316,450

	(Won)	122,721,898	(Won)	3,860,828	(Won)	12,256,486	(Won)	138,839,212

(11)	Sales of loans

The Bank disposed of loans in foreign currencies to a collection agency (principal: (Won)384 million and gain on sale of loans: (Won)62 million). There is no recourse obligation to the sales.

(12)	Sales of loans to Korea Asset Management Corporation (“KAMCO”)

The Bank has settled with KAMCO with regard to the sales of loans as of March 31, 2005. Also, the Bank provided (Won)221 million as other allowances for the loss resulting from repurchase agreement. The loans with repurchase agreements amounted to (Won) 692 million as of March 31, 2005.

(13)	Credit card receivables as collateral

The Bank offers the credit card receivables amounting to (Won)618,847 million (before deducting the allowance) as collateral for the transaction of credit card receivables to SPC as of March 31, 2005.

(14)	The changes in loan origination fees and costs for the three months ended March 31, 2005 were as follows (Unit: In millions):

	2004		Increase	Decrease	2005
Loan origination fees and costs	(Won)	48,889	8,940	5,522	(Won)	52,307

6. RESTRUCTURING LOANS:

(1)	The loans that were restructured by means of principal reduction, debt-equity swap, interest reduction because of court receiverships, compositions and workouts for the three months ended March 31, 2005 were as follows (Unit: In millions):

	Amount before restructuring		Principal exemption	Interest reduction	Extension of maturity
Workout plan	(Won)	26,931	—	20	(Won)	26,911

(2)	Changes in the present value discounts relating to the outstanding restructured loans for the three months ended March 31, 2005 were as follows (Unit: In millions):

	Discount rates (%)	Amount		Present value discounts
				Beginning balance		Addition		Deduction		Ending balance
Workout plan	6.0 ~ 22.2	(Won)	84,371	(Won)	6,561	(Won)	3,017	(Won)	(3,334)	(Won)	6,244
Composition	4.9 ~ 17.0		20,001		3,200		—		(355)		2,845
Count receivership	5.9 ~ 14.8		21,521		6,126		—		(389)		5,737
Others	9.5		69,458		6,223		—		(32)		6,191

		(Won)	195,351	(Won)	22,110	(Won)	3,017	(Won)	(4,110)	(Won)	21,017

If the loans are restructured by means of reduction of interest rates, cash flows of fixed rate loans are discounted by effective interest rates originally agreed upon and cash flows of floating rate loans are discounted by interest rates which are determined by adding a credit risk premium which is calculated at the restructuring date, assuming that debtors’ credit at the origination date is effective to the restructuring date, to a benchmark interest rate.

The difference between the book value and the present value is presented as an allowance for possible loan losses.

Remaining balance of present value discounts from loans restructured prior to 2004 was reclassified as an allowance for possible loan losses in accordance with SKAS No.13 (Troubled Debt Restructurings) in 2004.

7. ALLOWANCE FOR POSSIBLE LOAN LOSSES:

(1)	The allowance for possible loan losses as of March 31, 2005 is summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total
Loans in local currency	(Won)	770,467	(Won)	440,839	(Won)	302,566	(Won)	770,243	(Won)	452,748	(Won)	2,736,863
Loans in foreign currencies		13,389		9,107		8,033		21,366		4,158		56,053
Bills bought in local currency / Bills bought in foreign currencies		4,848		703		156		1,404		3,029		10,140
Advances for customers		9		325		148		3,505		20,439		24,426
Credit card receivables		60,523		69,640		83		219,821		50,373		400,440
Privately placed bonds		7,602		243		677		3,834		68		12,424
Factoring receivables		5,298		—		103		982		25		6,408

	(Won)	862,136	(Won)	520,857	(Won)	311,766	(Won)	1,021,155	(Won)	530,840	(Won)	3,246,754

The allowance for possible loan losses as of December 31, 2004 is summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Estimated Loss		Total
Loans in local currency	(Won)	781,650	(Won)	476,391	(Won)	357,321	(Won)	678,256	(Won)	328,891	(Won)	2,622,509
Loans in foreign currencies		13,061		13,316		8,428		18,413		1,893		55,111
Bills bought in local currencies / Bills bought in foreign currencies		2,930		393		130		1,990		3,037		8,480
Advances for customers		5		621		176		4,873		20,626		26,301
Credit card receivables		66,100		82,375		108		195,214		48,925		392,722
Privately placed bonds		5,979		189		1,159		3,816		68		11,211
Factoring receivables		585		—		103		982		25		1,695
Loans to be swapped to equity securities		—		—		—		746		—		746

	(Won)	870,310	(Won)	573,285	(Won)	367,425	(Won)	904,290	(Won)	403,465	(Won)	3,118,775

(2)	The changes in allowance for possible loan losses for the three months ended March 31, 2005 and for the year ended December 31, 2004 were as follows (Unit: In millions):

	2005		2004
Beginning balance	(Won)	3,186,095	(Won)	3,948,736
Provision for possible loan losses		337,125		3,068,248
Reclassification from other allowances (1*)		19,535		289,919
Collection of previously written-off loans		71,822		286,464
Repurchase of NPLs sold		17		40,571
Sales of loans		—		(685,161)
Loans written-off		(304,170)		(5,260,962)
Reversal of write-off due to loan sale of loans		—		1,878,832
Conversion to equity securities		(746)		(327,816)
Exemption of loans		(535)		(32,847)
Changes in exchange rates and others		(2,416)		(19,889)

Ending balance (2*)	(Won)	3,306,727	(Won)	3,186,095

(1*)	Other allowances for credit lines to Kookmin Credit Card 16th ABS Specialty Company and FN star 4th ABS Specialty Company amounting to (Won)15,260 million and (Won)4,275 million, respectively, were transferred to allowances for loan losses.

(*2)	Allowance for possible loan losses includes present value discounts amounting to (Won)21,017 million and (Won)22,110 million, as of March 31, 2005 and December 31, 2004, respectively, and allowances for other assets amounting to (Won) 59,973 million and (Won) 67,320 million, respectively.

(3)	The allowance for possible loan losses compared to total loans, net of present value discount, is summarized as follows (Unit: In millions):

	Loans		Allowance for possible loan losses		Percentage (%)
March 31, 2005	(Won)	136,699,614	(Won)	3,246,754	2.38
December 31, 2004		138,839,212		3,118,775	2.25
March 31, 2004		143,757,127		4,191,372	2.92
December 31, 2003		145,040,449		3,910,044	2.70
December 31, 2002		129,139,699		2,396,157	1.86

8. FIXED ASSETS:

(1)	Fixed assets as of March 31, 2005 and December 31, 2004 consisted of (Unit: In millions):

	2005		2004
Tangible assets	(Won)	3,594,526	(Won)	3,594,903
Less: accumulated depreciation		(1,471,766)		(1,428,586)
Accumulated impairment loss		(1,796)		(2,296)
Intangible assets		448,403		468,958
Non-business use property		492		492
Less: valuation allowance		(262)		(253)

	(Won)	2,569,597	(Won)	2,633,218

(2)	Tangible assets as of March 31, 2005 consisted of (Unit: In millions):

	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Book value
Land	(Won)	998,971	(Won)	—	(Won)	908	(Won)	998,063
Buildings		914,985		145,140		888		768,957
Leasehold improvements		172,633		126,886		—		45,747
Equipment and vehicles		1,505,309		1,199,740		—		305,569
Construction in progress		2,628		—		—		2,628

	(Won)	3,594,526	(Won)	1,471,766	(Won)	1,796	(Won)	2,120,964

Tangible assets as of December 31, 2004 consisted of (Unit: In millions):

	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Book value
Land	(Won)	999,021	(Won)	—	(Won)	1,306	(Won)	997,715
Buildings		914,968		140,114		990		773,864
Leasehold improvements		174,425		123,907		—		50,518
Equipment and vehicles		1,505,247		1,164,565		—		340,682
Construction in progress		1,242		—		—		1,242

	(Won)	3,594,903	(Won)	1,428,586	(Won)	2,296	(Won)	2,164,021

(3)	The changes in book value of fixed assets for the three months ended March 31, 2005 consisted of (Unit: In millions):

	2004		Acquisition		Replacement		Disposal		Depreciation		Others		Change in foreign currencies		2005
Land	(Won)	997,715	(Won)	—	(Won)	—	(Won)	18	(Won)	—	(Won)	397	(Won)	(31)	(Won)	998,063
Buildings		773,864		—		159		38		5,063		103		(68)		768,957
Leasehold improvements		50,518		—		3,002		786		6,971		—		(16)		45,747
Equipment and vehicles		340,682		10,337		—		683		44,430		—		(337)		305,569
Construction in progress		1,242		4,547		(3,161)		—		—		—		—		2,628

	(Won)	2,164,021	(Won)	14,884	(Won)	—	(Won)	1,525	(Won)	56,464	(Won)	500	(Won)	(452)	(Won)	2,120,964

The published value of land was (Won) 832,254 million and (Won) 832,294 million as of March 31, 2005 and December 31, 2004, respectively, based on the disclosed public land price announced by the government.

(4)	Tangible assets have been insured as of March 31, 2005 are as follows (Unit: In millions):

Type of insurance	Asset insured	Book value		Insured amount		Insurance company
Property composite	Buildings	(Won)	768,957	(Won)	620,147	Samsung Fire & Marine
	Leasehold improvements		45,747		43,576	Insurance Co., Ltd. &
	Equipment and vehicles		305,569		166,038	others
	Construction in progress		2,628		333

		(Won)	1,122,901	(Won)	830,094

(5)	Intangible assets as of March 31, 2005 and December 31, 2004 consisted of (Unit: In millions):

	Acquisition cost		Accumulated depreciation		Book value
Goodwill	(Won)	705,108	(Won)	267,680	(Won)	437,428
Development costs		17,438		9,035		8,403
others		5,142		2,570		2,572

	(Won)	727,688	(Won)	279,285	(Won)	448,403

(6)	The changes in intangible assets for the three months ended March 31, 2005 were as follows (Unit: In millions):

	2004		Increase		Amortization		2005
Goodwill	(Won)	457,015	(Won)	—	(Won)	19,587	(Won)	437,428
Development costs		9,274		—		871		8,403
Others		2,669		67		164		2,572

	(Won)	468,958	(Won)	67	(Won)	20,622	(Won)	448,403

9. OTHER ASSETS:

(1)	Other assets as of March 31, 2005 and December 31, 2004 consisted of (Unit: In millions):

	2005		2004
Guarantee deposits paid	(Won)	1,228,895	(Won)	1,290,891
Accounts receivable		6,802,834		2,349,234
Accrued income		982,070		965,553
Advanced payments		90,691		96,949
Prepaid expenses		95,369		205,923
Deferred income tax assets		460,168		502,937
Derivatives assets		1,671,597		2,391,984
Receivables from inter-bank fund transfer		261,461		520,612
Sundry assets		36,946		39,401
Allowances		(59,973)		(67,320)

	(Won)	11,570,058	(Won)	8,296,164

(2)	Sundry assets as of March 31, 2005 and December 31, 2004 consisted of (Unit: In millions):

	2005		2004
Receivables on cash sent to other banks	(Won)	600	(Won)	680
Supplies		12,594		16,036
Deposit money to court		23,460		22,354
Asset disposal receivables		259		299
others		33		32

	(Won)	36,946	(Won)	39,401

10. Deposits

(1)	Deposits as of March 31, 2005 and December 31, 2004 consisted of (Unit: In millions):

	2005		2004
Deposits in local currency	(Won)	116,921,988	(Won)	120,664,582
Deposits in foreign currencies		1,287,450		1,434,061
Certificates of deposits		4,305,149		4,911,891

	(Won)	122,514,587	(Won)	127,010,534

(2)	Deposits in local currency as of March 31, 2005 and December 31, 2004 consisted of (Unit: In millions):

	Interest rate (%)	2005		2004
Demand deposits
Checking deposits	—	(Won)	98,326	(Won)	110,967
Household checking deposits	0.10		446,062		417,443
Temporary deposits	—		3,289,240		2,858,688
Passbook deposits	0.10		10,678,283		10,767,705
Public fund deposits	0.10		134,444		157,840
National Treasury deposits	—		14,026		1,840
Nonresident’s deposit in local currency	0.10		27,754		24,301

			14,688,135		14,338,784

Time deposits and savings deposits
Time deposits	2.20 ~ 3.70		60,375,643		62,835,217
Installment savings deposits	2.95 ~ 3.50		1,255,440		1,249,939
Property formation savings	8.50		1,464		1,516
Workers’ savings for housing	8.50 ~ 11.50		50		49
Time and savings deposits of non residents in local currency	2.20 ~ 3.70		244,175		263,671

	Interest rate (%)	2005		2004
General savings deposits	0.10 ~ 2.70		19,366,371		19,120,739
Corporate savings deposits	0.10 ~ 2.60		6,238,554		7,358,107
Long-term savings deposits for workers	11.50 ~ 12.00		28,523		39,104
Long-term housing savings deposits	4.10		1,848,572		1,663,366
Long-term savings for households	11.00		14,902		20,108
Workers’ preferential savings deposits	5.35		1,876,557		2,171,785
Mutual installment deposits	2.65 ~ 3.50		5,857,548		6,306,923
Mutual installment for housing	2.20 ~ 3.40		5,126,054		5,295,274

			102,233,853		106,325,798

		(Won)	116,921,988	(Won)	120,664,582

(3)	Deposits in foreign currencies as of March 31, 2005 and December 31, 2004 consisted of (Unit: In millions):

	Interest rate (%)	2005		2004
Demand deposits
Checking deposits	0.73	(Won)	42,930	(Won)	37,137
Passbook deposits	0.23		635,486		663,261
Notice deposits	0.17		14,533		276
Temporary deposits	—		997		1,315

			693,946		701,989

Time deposits and savings deposits
Time deposits	2.16		591,678		729,950
Installment savings deposits	4.37		629		662
Others	—		1,197		1,460

			593,504		732,072

		(Won)	1,287,450	(Won)	1,434,061

(4)	Deposits with financial institutions as of March 31, 2005 and December 31, 2004 were as follows (Unit: In millions):

	Financial institutions	2005		2004
Deposits in local currency	BOK	(Won)	—	(Won)	—
	Banks		1,016,612		1,683,255
	Others		5,337,251		5,240,889

		(Won)	6,353,863	(Won)	6,924,144

(5)	Term structure of deposits in local currency and deposits in foreign currencies was as follows (Unit: In millions):

	Less than 3 months		Less than 6 months		Less than 1 year		Less than 3 years		More than 3 years		Total
Deposits in local currency	(Won)	63,542,067	(Won)	10,825,011	(Won)	31,948,898	(Won)	8,488,699	(Won)	2,117,313	(Won)	116,921,988
Deposits in foreign currencies		1,080,732		149,044		50,283		7,391		—		1,287,450

11. BORROWINGS:

(1)	Borrowings as of March 31, 2005 and December 31, 2004 consisted of (Unit: In millions):

	2005		2004
Borrowings in local currency	(Won)	2,459,295	(Won)	2,945,237
Borrowings in foreign currencies		3,222,821		2,540,260
Bonds sold under repurchase agreements		4,336,784		3,449,445
Bills sold		38,534		41,988
Due to BOK in foreign currencies		1,460		2,007
Call money		467,920		655,359

	(Won)	10,526,814	(Won)	9,634,296

(2)	Borrowings in local currency as of March 31, 2005 and December 31, 2004 consisted of (Unit: In millions):

Account	Financial institution	Annual interest rate (%)	2005		2004
Borrowings from the Bank of Korea	BOK	2.00	(Won)	496,232	(Won)	920,144
Borrowings from the Korean government	Ministry of Finance and Economy, and others	0.00 ~ 8.00		639,325		697,772
Borrowings from banking institutions	Industrial Bank of Korea	2.48 ~ 6.00		148,576		158,245
Borrowings from National Housing Fund	National housing fund	8.00		2,757		2,986
Borrowings from other financial institutions	Korea Development Bank	1.53 ~ 4.00		4,988		5,227
Other borrowings	Small Business Corporation and others	0.98 ~ 7.00		1,167,417		1,160,863

			(Won)	2,459,295	(Won)	2,945,237

(3)	Borrowings in foreign currencies as of March 31, 2005 and December 31, 2004 consisted of (Unit: In millions):

Account	Financial institution	Annual interest rates (%)	2005		2004
Due to banks	Bank of New York and others	—	(Won)	92,723	(Won)	27,463
Borrowings from banking institutions	Citibank and others	0.25 ~ 5.06		1,449,685		991,363
Off-shore borrowings in foreign currencies	Sumitomo Mitsui Banking Co. and others	0.30 ~ 3.15		806,891		663,993
Other borrowings from banking institutions	IBRD	2.50		12,103		13,882
Other borrowings in foreign currencies	Person, organization & corporations	—		861,419		843,559

			(Won)	3,222,821	(Won)	2,540,260

(4)	Bonds sold under repurchase agreements as of March 31, 2005 and December 31, 2004 consisted of the following (Unit: In millions):

Account	Financial institution	Annual interest rates (%)	2005		2004
Bonds sold under repurchase agreements in local currency	Person, Group, Corporations	2.50 ~ 3.50	(Won)	4,336,784	(Won)	3,449,445
Bills sold	Teller’s Sales	2.90 ~ 3.35		38,534		41,988
Due to the Bank of Korea in foreign currencies	BOK	2.21 ~ 3.26		1,460		2,007

			(Won)	4,376,778	(Won)	3,493,440

(5)	Call money as of March 31, 2005 and December 31, 2004 consisted of (Unit: In millions):

Account	Financial institution	Annual interest rates (%)	2005		2004
Local currency	Samsung Life Insurance Co., Ltd. and others	2.75 ~ 3.15	(Won)	407,600	(Won)	638,500
Foreign currencies	Bank of New Zealand and others	2.84 ~ 7.05		60,320		13,685
Inter-bank borrowings		—		—		3,174

			(Won)	467,920	(Won)	655,359

(6)	Borrowings in local currency and borrowings in foreign currencies with financial institutions as of March 31, 2005 and December 31, 2004 were as follows (Unit: In millions):

	2005						2004
	Local currency		Foreign currencies		Total		Local currency		Foreign currencies		Total
BOK	(Won)	496,232	(Won)	1,460	(Won)	497,692	(Won)	920,144	(Won)	2,007	(Won)	922,151
Banks		148,576		2,410,632		2,559,208		158,245		1,698,663		1,856,908
Others		412,588		12,103		424,691		643,727		13,882		657,609

	(Won)	1,057,396	(Won)	2,424,195	(Won)	3,481,591	(Won)	1,722,116	(Won)	1,714,552	(Won)	3,436,668

(7)	Term structure of borrowings as of March 31, 2005 were as follows (Unit: In millions):

	Less than 3 months		Less than 6 months		Less than 1 year		Less than 3 years		More than 3 years		Total
Borrowings in local currency	(Won)	563,205	(Won)	66,560	(Won)	157,732	(Won)	697,434	(Won)	974,364	(Won)	2,459,295
Borrowings in foreign currencies		1,933,497		379,926		544,602		299,542		65,254		3,222,821
Bonds sold under repurchase agreements in local currency		2,513,385		1,173,192		650,207		—		—		4,336,784
Bills sold		31,069		7,121		344		—		—		38,534
Due to the Bank of Korea in foreign currencies		819		641		—		—		—		1,460
Call money		467,920		—		—		—		—		467,920

	(Won)	5,509,895	(Won)	1,627,440	(Won)	1,352,885	(Won)	996,976	(Won)	1,039,618	(Won)	10,526,814

12. DEBENTURES:

(1)	Debentures as of March 31, 2005 and December 31, 2004 consisted of (Unit: In millions):

	2005		2004
Debentures in local currency	(Won)	20,580,530	(Won)	21,293,079
Less: Discount on debentures		(74,839)		(120,396)
Debentures in local currency		679,340		696,522
Addition: Premiums on debentures		4,979		5,490

	(Won)	21,190,010	(Won)	21,874,695

(2)	Debentures in local currency as of March 31, 2005 and December 31, 2004 consisted of (Unit: In millions):

	Annual interest rate (%)	2005		2004
Hybrid debentures	2.75 ~ 3.15	(Won)	903,668	(Won)	903,668
Structured debentures	0.00 ~ 4.29		110,000		80,000
Subordinated fixed rate debentures	4.19 ~ 15.66		5,855,040		6,017,095
KCC subordinated fixed rate debentures	7.10 ~ 8.00		205,000		205,000
KCC fixed rate debentures	5.43 ~ 7.80		860,000		930,000
KCC floating rate debentures	7.75		150,000		610,000
Fixed rate debentures	3.28 ~ 8.24		12,507,165		12,543,566

			20,590,873		21,289,329
Loss (gain) on valuation of fair market value risk hedge(current year portion)			(14,093)		3,750
Loss on valuation of fair market value risk hedge (prior year portion)			3,750		—

			20,580,530		21,293,079
Discounts on debentures			(74,839)		(120,396)

		(Won)	20,505,691	(Won)	21,172,683

(3)	Hybrid debentures and subordinated debentures as of March 31, 2005 and December 31, 2004 were as follows (Unit: In millions):

	Issued date	Expiration date	Annual interest rate (%)	2005	2004
Subordinated fixed rate debentures in local currency	Jan-98 ~ Nov-98	Jan-03 ~ Nov-09	14.22 ~ 15.66	133,379	133,477
	Mar-00	Mar-05	9.65	38,043	200,000
	Jun-00	Jan-06	9.04 ~ 9.10	253,975	253,975
	Sep-00	Jan-06	8.99	300,000	300,000
	Sep-00	Jan-06	8.79 ~ 8.85	150,000	150,000
	Nov-00	Feb-06~Dec-10	8.65 ~ 9.65	262,051	262,051
	Dec-00	Jan-06	8.71	200,000	200,000
	May-01	Feb-07	7.60 ~ 7.65	200,000	200,000
	Jun-01	Mar-08 ~ Mar-09	7.68 ~ 7.86	377,529	377,529
	Aug-01	Aug-07	6.69 ~ 6.73	100,000	100,000
	Sep-01	Mar-08	6.69 ~ 6.73	150,000	150,000
	Mar-02	Jan-08	7.06 ~ 7.10	241,684	241,684
	Jul-02	Jan-08	6.96 ~ 7.00	302,399	302,399
	Sep-02	Mar-08 ~ Mar-13	6.27 ~ 6.70	500,000	500,000
	Nov-02	May-08 ~ May-13	6.10 ~ 6.55	558,775	558,775
	Dec-02	Jan-08	8.00	110,000	110,000
	Dec-02	Jun-08 ~ Jun-13	6.20 ~ 6.65	180,370	180,370
	Jan-03	Feb-08	7.65	50,000	50,000
	Mar-03	Apr-08	7.10	45,000	45,000
	Oct-03	Jan-09 ~ Jan-14	5.18 ~ 5.60	449,051	449,051
	Feb-04	Aug-09 ~Aug-14	5.65 ~ 6.16	700,000	700,000
	Sep-04	Dec-18	5.12	57,784	57,784
	Dec-04	Jun-10	4.19 ~ 4.20	700,000	700,000

				6,060,040	6,222,095

	Issued date	Expiration date	Annual interest rate (%)	2005	2004
Hybrid debentures	Jun-03	Jun-33	6.00	105,145	105,145
	Aug-03	Aug-33	7.00	533,355	533,355
	Oct-03	Oct-33	6.80	265,168	265,168

				903,668	903,668

				6,963,708	7,125,763

(4)	Debentures in foreign currencies as of March 31, 2005 and December 31, 2004 were as follows (Unit: In millions):

	Annual interest rate (%)	2005		2004
Floating rates debentures	1.27 ~ 3.19	(Won)	113,205	(Won)	110,810
Fixed rates debentures	2.37 ~ 4.63		523,003		532,913
KCC floating rate debentures	3.46		59,102		60,227

			695,310		703,950

Loss on valuation of fair market value risk hedge (current year portion)			(8,542)		(5,925)
Loss on valuation of fair market value risk hedge (prior year portion)			(7,428)		(1,503)

			679,340		696,522
Premiums on debentures			5,703		6,336
Discounts on debentures			(724)		(846)

		(Won)	684,319	(Won)	702,012

(5)	Term structure of debentures as of March 31, 2005 were as follows (Unit: In millions):

	Less than 3 months		Less than 6 months		Less than 1 year		Less than 3 years		More than 3 years		Total
Debentures in local currency	(Won)	4,133,717	(Won)	2,659,475	(Won)	2,398,364	(Won)	6,835,159	(Won)	4,553,815	(Won)	20,580,530
Debentures in foreign currencies		—		—		79,589		567,445		32,306		679,340

13. OTHER LIABILITIES

Other liabilities as of March 31, 2005 and December 31, 2004 consisted of (Unit: In millions):

	2005		2004
Accrued severance benefits	(Won)	307,426	(Won)	319,947
Less: Severance insurance deposits		(165,306)		(193,325)
Allowance for possible losses on acceptances and guarantees		1,996		1,150
Due to trust accounts		693,486		811,339
Accounts payable		7,089,245		2,723,038
Accrued expenses		4,303,151		4,279,216
Advanced from customer		505,933		191,642
Unearned revenues		94,216		97,269
Withholding taxes		90,806		3,687
Guarantees deposits received		113,765		111,723
Derivatives liabilities		1,661,566		2,219,630
Accounts for agency business		259,085		233,690
Domestic exchange settlement loans		244,382		258,020
Agency		1,622,332		280,569
Sundry liabilities		831,450		768,091

	(Won)	17,653,533	(Won)	12,105,686

14. ACCEPTANCES AND GUARANTEES AND ALLOWANCES FOR POSSIBLE LOSSES:

(1)	Acceptances and guarantees as of March 31, 2005 and December 31, 2004 were as follows (Unit: In millions):

Types	2005		2004
Confirmed acceptances and guarantees in local currency
Payment guarantee for issuance of debentures	(Won)	64	(Won)	472
Payment guarantee for loans		30,796		30,852
Others		337,474		260,497

		368,334		291,821

Confirmed acceptances and guarantees in foreign currencies
Acceptances on letters of credit		91,091		101,180
Acceptances for letters of guarantee for importers		64,227		62,829
Guarantees for performance of contracts		23,548		32,039
Guarantees for bids		3,146		2,606
Guarantees for borrowings		33,751		26,728
Guarantees for repayment of advances		23,063		23,213
Others		530,886		435,372

		769,712		683,967

		1,138,046		975,788

Unconfirmed acceptances and guarantees
Letters of credit		1,066,559		1,016,414
Others		494,457		295,360

		1,561,016		1,311,774

	(Won)	2,699,062	(Won)	2,287,562

(2)	Acceptances and guarantees, by customer, as of March 31, 2005 were as follows (Unit: In millions):

	Confirmed		Unconfirmed		Total		Percentage (%)
Large corporations	(Won)	494,018	(Won)	457,234	(Won)	951,252	35.24
Small and medium corporations		641,627		1,090,496		1,732,123	64.17
Public sector and others		—		12,158		12,158	0.45
Foreign customer		2,401		1,128		3,529	0.14

	(Won)	1,138,046	(Won)	1,561,016	(Won)	2,699,062	100.00

(3)	Acceptances and guarantees, by customer, as of December 31, 2004 were as follows (Unit: In millions):

	Confirmed		Unconfirmed		Total		Percentage (%)
Large corporations	(Won)	356,397	(Won)	438,394	(Won)	794,791	34.74
Small and medium corporations		616,849		844,951		1,461,800	63.90
Public sector and others		—		25,514		25,514	1.12
Foreign customer		2,542		2,915		5,457	0.24

	(Won)	975,788	(Won)	1,311,774	(Won)	2,287,562	100.00

(4)	Acceptances and guarantees, by industry, as of March 31, 2005 were as follows (Unit: In millions):

	Confirmed		Unconfirmed		Total		Percentage (%)
Public sector		—	(Won)	12,158	(Won)	12,158	0.45
Finance	(Won)	317,473		6,344		323,817	12.00
Service		265,614		359,087		624,701	23.15
Manufacturing		474,177		1,124,867		1,599,044	59.24
Others		80,782		58,560		139,342	5.16

	(Won)	1,138,046	(Won)	1,561,016	(Won)	2,699,062	100.00

Acceptances and guarantees, by industry, as of December 31, 2004 were as follows (Unit: In millions):

	Confirmed		Unconfirmed		Total		Percentage (%)
Finance	(Won)	242,520	(Won)	911	(Won)	243,431	10.64
Service		265,714		346,398		612,112	26.76
Manufacturing		373,205		863,085		1,236,290	54.04
Others		94,349		101,380		195,729	8.56

	(Won)	975,788	(Won)	1,311,774	(Won)	2,287,562	100.00

(5)	Acceptances and guarantees, by country, as of March 31, 2005 were as follows (Unit: In millions):

	Confirmed		Unconfirmed		Total		Percentage (%)
Korea	(Won)	820,410	(Won)	1,559,888	(Won)	2,380,298	88.19
Japan		180		—		180	0.01
France		194,617		—		194,617	7.21
USA		41,147		1,035		42,182	1.56
Others		81,692		93		81,785	3.03

	(Won)	1,138,046	(Won)	1,561,016	(Won)	2,699,062	100.00

Acceptances and guarantees, by country, as of December 31, 2004 were as follows (Unit: In millions):

	Confirmed		Unconfirmed		Total		Percentage (%)
Korea	(Won)	934,036	(Won)	1,311,073	(Won)	2,245,109	98.14
USA		41,752		701		42,453	1.86

	(Won)	975,788	(Won)	1,311,774	(Won)	2,287,562	100.00

(6)	Allowance for possible losses on confirmed acceptances and guarantees as of March 31, 2005 and December 31, 2004 were as follows (Unit: In millions):

	2005				2004
	Local currency		Foreign currencies		Local currency		Foreign currencies
Normal	(Won)	360,087	(Won)	759,754	(Won)	280,910	(Won)	672,484
Precautionary		5,685		8,876		8,614		10,312
Substandard		117		997		2,042		1,024
Doubtful		2,050		34		225		142
Estimated loss		395		51		30		5

	(Won)	368,334	(Won)	769,712	(Won)	291,821		683,967
Allowance for possible losses		1,443		553		551		599

Ratio (%)		0.39		0.07		0.19		0.09

(7)	The ratio of allowance for possible losses on confirmed acceptances and guarantees for the recent three years were as follows (Unit: In millions):

	Guarantees and acceptances outstanding		Allowance		Percentage (%)
March 31, 2005	(Won)	1,138,046	(Won)	1,996	0.18
December 31, 2004		975,788		1,150	0.12
March 31, 2004		739,058		1,258	0.17
December 31, 2003		800,297		1,074	0.13
December 31, 2002		1,031,698		2,287	0.22

15. Accrued Severance Benefits

The changes in accrued severance benefits for the three months ended March 31, 2005 are as follows (Unit: In millions):

	2004		Provision		Payment		Additional increase (decrease)		2005
Accrued severance benefits	(Won)	319,947	(Won)	38,424	(Won)	50,936	(Won)	(9)	(Won)	307,426
Severance insurance deposits		(193,325)		—		(28,019)		—		(165,306)

	(Won)	126,622	(Won)	38,424	(Won)	22,917	(Won)	(9)	(Won)	142,120

As of March 31, 2005 and December 31, 2004, part of severance benefits was contributed to pension funds of Korea Life Insurance Co., Ltd. and Kyobo Life Insurance Co., Ltd, in which the beneficiary is a respective employee. The total severance benefits paid for the three months ended March 31, 2005 amounted to (Won)306,262 million, including the additional severance benefits of (Won)255,326 million relating to early retirements paid in March 2005.

16. SUNDRY LIABILITIES

(1)	Sundry liabilities as of March 31, 2005 and December 31, 2004 consisted of (Unit: In millions):

	2005		2004
Borrowings for others’ business	(Won)	124,880	(Won)	87,685
Unsettled domestic exchange liabilities		52,705		21,395
Prepaid card and debit card liabilities		6,529		4,714
Subscription deposits		74,372		40,085
Other allowances		571,049		611,120
Others		1,915		3,092

	(Won)	831,450	(Won)	768,091

(2)	Other allowances as of March 31, 2005 and December 31, 2004 consisted of (Unit: In millions):

	2005		2004
Loss on branch closure	(Won)	233	(Won)	237
Cash advance service		45,555		45,234
Mileage rewards		77,511		80,676
Claimed assets		4		3
Credit commitments to SPC		422,929		438,343
KAMCO loans sold		221		217
Master Card share agreement		3,221		3,135
Allowances for additional tax payments		458		458
Dormant accounts		15,203		14,976
LG Card		—		23,812
KP chemical loans sold		4,029		4,029
Others		1,685		—

	(Won)	571,049	(Won)	611,120

17. CAPITAL

(1)	Capital stock

As of March 31, 2005 and December 31, 2004, the Bank has 1 billion common shares authorized with a par value per share of (Won)5,000 and 336,379,116 shares issued. ING Bank N.V. Amsterdam and Euro-Pacific Growth Fund own 13,650,001 shares and 13,376,220 shares (ownership rate: 4.06% and 3.98%, respectively). As of March 31, 2005, 47,096,792 common shares, equivalent to 14.00% of the total issued shares, are listed on the New York Stock Exchange as ADS and are managed by the Bank of New York, the trustee of the Bank.

As a result of the legal consolidation with H&CB, the registered shareholders of both the Bank and H&CB, as of October 31, 2001, received 179,775,233 shares and 119,922,229 shares, respectively. The new shares were distributed based on an exchange ratio of one new Bank share each for 1.688346 old Bank shares and one new Bank share for one H&CB share. The new shares were listed on the Korea Stock Exchange on November 9, 2001. Furthermore, as a result of the merger with Kookmin Credit Co., Ltd., the Bank issued 8,120,431 shares.

Under the General Banking Act, if a single entity, other than the government or a foreign investor, owns more than 4% of total outstanding voting shares, that entity’s voting rights are limited to 4% shareholding.

(2)	Capital surplus

The capital surplus as of March 31, 2005 and December 31, 2004 were as follows (Unit: In millions):

	2005		2004
Paid-in capital in excess of par value	(Won)	5,655,840	(Won)	5,655,840
Gain on business combination	(Won)	397,669	(Won)	397,669
Revaluation increment		177,229		177,229

	(Won)	6,230,738	(Won)	6,230,738

The gain on business combination is due to the difference between the business combination consideration and the net asset value acquired from the merger with KLB on December 31, 1998.

(3)	Retained earnings

1)	Appropriations of retained earnings

Appropriations of retained earnings for 2004 as resolved at the general meeting of shareholders on March 18, 2005 is summarized as follows (Unit: In millions):

	Amount
Retained earnings before appropriations
Accumulated deficits carried over from prior years	(Won)	(176,963)
Valuation of securities accounted for using the equity method		1,614
Net income		555,250

Transfers from voluntary reserve
Discretionary appropriated retained earnings		220,100
Business rationalization reserve		40,760

Appropriations
Legal reserve		55,600
Reserve for financial structure improvement		55,600
Reserve for losses on sale of treasury stock		359,525
Other reserves		1,438
Cash dividends		168,574

Unappropriated retained earnings carried forward to the subsequent year	(Won)	24

2)	Legal reserve

The Korean Banking Law requires a bank to appropriate at least 10 percent of net income after income tax to legal reserve, until such reserve equals 100 percent of its paid-in capital. This reserve is not available for payment of cash dividends; however, it can be used to reduce deficit or be transferred to capital.

3)	Reserve for financial structure improvement (voluntary reserve)

In 2002, the Finance Supervisory Service recommended banks to appropriate at least 10 percent of net income after accumulated deficit to reserve for financial structure improvement, until simple capital ratio equals 5.5 percent. This reserve is not available for payment of cash dividends; however, it can be used to reduce deficit or be transferred to capital.

4)	Business rationalization reserve

Pursuant to the Tax Exemption and Reduction Control Law, the Bank was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. However, since 2002, the requirement was no longer effective. Business rationalization reserve was transferred to retained earnings, pursuant to the approval at the shareholders’ meeting on March 18, 2005.

5)	Retained earnings appropriated for accumulated deficit

The Bank appropriated voluntary reserve amounting to (Won)754,900 million to offset accumulated deficit, pursuant to the approval at the shareholders’ meeting on March 23, 2004.

(4)	Capital adjustments

Capital adjustments as of March 31, 2005 and December 31, 2004 were as follows (Unit: In millions):

	2005		2004
Treasury stock	(Won)	(1,273,862)	(Won)	(1,322,320)
Gain on valuation of available-for-sale securities		428,462		707,487
Loss on valuation of held-to-maturity securities		(203)		—
Increase due to the equity method		12,212		10,443
Decrease due to the equity method		(6,307)		(4,751)
Stock option cost		30,142		29,613
Loss on sales of treasury stock		(2,255)		(1,459)

	(Won)	(811,811)	(Won)	(580,987)

The changes of capital adjustments for the three months ended March 31, 2005 were as follows (Unit: In millions):

	2004		Changes		Disposal or realized		Deferred tax income		2005
Treasury stocks	(Won)	(1,322,320)	(Won)	—	(Won)	48,458	(Won)	—	(Won)	(1,273,862)
Gain (loss) on valuation of available-for-sale securities		707,487		(54,644)		(61,862)		(162,519)		428,462
Gain (loss) on valuation of held-to-maturity securities		—		(281)		1		77		(203)
Change due to the equity method		5,692		(8,253)		10,705		(2,239)		5,905
Stock options		29,613		1,850		(1,321)		—		30,142
Loss on sales of treasury stock		(1,459)		(1,497)		—		701		(2,255)

	(Won)	(580,987)	(Won)	(62,825)	(Won)	(4,019)	(Won)	(163,980)	(Won)	(811,811)

1)	Treasury stock

The Bank, with the approval of the Board of Directors on July 26, 2002, established an Employee Stock Option Plan (ESOP) for the welfare of the employees and purchased three million shares of treasury stock under the plan. In 2003, the Bank contributed one million shares to the Employee Stock Ownership Association (ESOA). Pursuant to the approval of the Board of Directors on February 3, 2005, the board of directors decided to contribute additional two million shares to the ESOA. One million shares were given on February 23, 2005 and another million shares were given on April 12, 2005.

In accordance with the resolution of the Board of Directors on December 17, 2003, the Bank acquired 27,423,761 of its 30,623,761 shares previously owned by the Korean government through public bidding at (Won)43,700 per share. As of March 31, 2005, the Bank holds 8.56 percent (28,786,171 shares) of the total common stock issued as treasury stock. The Bank decided to sell treasury stock through OTC and issuance of overseas DR for financial structure improvement with the approval of the Board of Directors on April 27, 2005.

2)	Loss on sales of treasury stock

For three months ended March 31, 2005, due to the contribution of one million shares to the ESOA and the exercise of stock options, loss on sales of treasury stock increased by (Won) 1,052 million and (Won) 445 million, respectively.

18. STOCK OPTIONS

(1)	The Bank granted stock options to the executives including the president of the Bank. When the stock options are exercised, the Bank has the option to settle either through issuance of new shares or treasury stock, or through payment of the difference between the market price and the exercise price in cash or treasury stock. The stock options as of March 31, 2005 were as follows:

	Grant date	Granted shares								Exercise price		Exercise period
		Granted		Forfeited		Exercised		Outstanding
Series 1	00.03.18	(Won)	233,940	(Won)	121,411	(Won)	112,529	(Won)	—	(Won)	23,469	03.03.19 ~ 05.03.18
Series 2	01.03.15		214,975		16,882		40,476		157,617		28,027	04.03.16 ~ 09.03.15
Series 3	98.10.31		400,000		—		400,000		—		5,000	01.11.01 ~ 04.10.31
Series 4	99.02.27		280,000		59,892		220,108		—		13,900	02.02.28 ~ 05.02.27
Series 5	00.02.28		267,000		65,218		68,514		133,268		27,600	03.03.01 ~ 06.02.28
Series 6	01.03.24		111,000		38,624		20,216		52,160		25,100	04.03.25 ~ 07.03.24
Series 7	01.11.16		850,000		200,000		—		650,000		51,200	04.11.17 ~ 09.11.16
Series 8-1(*1)	02.03.22		132,000		89,753		—		42,247		57,100	05.03.23 ~ 10.03.22
Series 8-2(*1)	02.03.22		490,000		179,539		—		310,461		57,100	05.03.23 ~ 10.03.22
Series 9	02.07.26		30,000		—		—		30,000		58,800	05.07.27 ~ 10.07.26
Series 10-1(*1)	03.03.21		140,000		59,947		—		80,053		42,025	06.03.22 ~ 11.03.21
Series 10-1(*1)	03.03.21		180,000		64,090		—		115,910		35,500	06.03.22 ~ 11.03.21
Series 11	03.08.27		30,000		24,909		—		5,091		40,500	06.08.28 ~ 11.08.27
Series 12	04.02.09		85,000		2,548		—		82,452		46,100	07.02.10 ~ 12.02.09
Series 13-1(*1)	04.03.23		20,000		—		—		20,000		47,200	07.03.24 ~ 12.03.23
Series 13-2(*1)	04.03.23		10,000		—		—		10,000		47,200	07.03.24 ~ 12.03.23
Series 14	04.11.01		700,000		—		—		700,000		38,300	07.11.02 ~ 12.11.01
Kookmin Credit Card-1(*2)	01.03.22		22,146		—		—		22,146		71,538	04.03.23 ~ 11.03.22
Kookmin Credit Card-2(*2)	02.03.29		9,990		—		—		9,990		129,100	04.03.30 ~ 11.03.29

		(Won)	4,206,051	(Won)	922,813	(Won)	861,843	(Won)	2,421,395

(*1)	The exercise price is adjusted by reflecting the increase in the average stock price index of banking industry.
(*2)	In addition, the Bank took over the stock options granted by Kookmin Credit Card Co., Ltd. of which the exercise price and number of shares were adjusted in proportion to the merger ratio.

The Bank granted stock options of 15,000 shares to the directors with the approval of the Board of Directors on April 27, 2005.

(2)	The compensation cost of the stock option is calculated based on the fair value basis method. The main assumptions used under the fair value basis method were as follows:

	Current stock price		Risk free interest rate (%)	Exercise Period(years)	Volatility	Expected dividend’s rate of return	Compensation cost per share
Series 1	(Won)	21,441	9.32	4	71.14	2.25	(Won)	12,638
Series 2		25,156	6.06	5.5	70.3	2.47		15,987
Series 3		5,430	9.74	3	59.06	1.14		1,395
Series 4		33,750	4.74	0.33	73.3	1.93		19,850
Series 5		33,750	4.74	1.33	73.3	1.93		13,320
Series 6		33,750	4.74	2.42	73.3	1.93		17,117
Series 7		45,800	4.91	3	58.9	—		18,364
Series 8-1		58,000	6.14	3	53.56	—		24,494
Series 8-2		58,000	6.14	3	53.56	—		24,494
Series 9		53,900	5.73	3	43.09	—		17,333
Series 10-1		36,500	4.74	3	48.77	—		11,961
Series 10-1		36,500	4.74	3	48.77	—		14,073
Series 11		41,100	5.75	3	44.48	—		15,098
Series 12		47,000	4.9	3	42.74	—		16,430
Series 13-1		45,900	4.67	3	42.74	—		15,122
Series 13-2		45,900	4.67	3	42.74	—		15,120
Series 14		37,400	3.54	3	44.14	—		12,234
Kookmin Credit Card-1		27,200	5.17	3	46.02	—		8,447
Kookmin Credit Card -2		55,900	6.39	2	49.24	20		6,536

(3)	Compensation costs, which was included in the operation cost as of March 31, 2005 and to be included later for the grant of the stock options, were as follows (Unit: In millions):

	Prior period		Current period		After current period		Total
Series 2	(Won)	2,520		—		—	(Won)	2,520
Series 5		1,775		—		—		1,775
Series 6		893		—		—		893
Series 7		11,937		—		—		11,937
Series 8-1		949		86		—		1,035
Series 8-2		7,264		634		—		7,898
Series 9		419		43		58		520
Series 10-1		558		80		319		957
Series 10-1		951		136		544		1,631
Series 11		34		6		36		76
Series 12		388		113		853		1,354
Series 13-1		76		25		202		303
Series 13-2		38		13		101		152
Series 14		238		714		7,612		8,564
Kookmin Credit Card-1		187		—		—		187
Kookmin Credit Card-2		65		—		—		65

	(Won)	28,292	(Won)	1,850	(Won)	9,725	(Won)	39,867

(4)	The weighted average exercise cost is (Won)44,262 and the weighted average fair value is (Won)16,343 as of March 31, 2005.

19. CONTINGENCIES AND COMMITMENTS:

(1)	As of March 31, 2005 and December 31, 2004, the Bank has (Won)7,549 million and (Won)9,396 million of endorsed notes relating to the repurchase bills bought in foreign currencies, respectively.

(2)	The Bank holds written-off loans, which have not been terminated of the claim for borrowers and guarantors, amounting to (Won)6,831,126 million and (Won)6,629,858 million as of March 31, 2005 and December 31, 2004, respectively.

(3)	As of March 31, 2005, the Bank has entered into commitments to provide credit line of (Won)5,067,773 million and to purchase commercial papers amounting to (Won)1,019,300 million with several special purpose companies. Commitments to provide credit line and to purchase commercial paper with a one year term amount to (Won)869,200 million and (Won)450,000 million, respectively. Under these commitments, the Bank provides money, in case of temporary fund shortage, for the principal and interest repayment of these companies’ senior bonds and subordinated bonds within the contracted term and amounts.

(4)	As of March 31, 2005, the Bank has provided one promissory note with face value of (Won) 2,000,000 million to Korea Securities Finance Corporation as collateral for borrowings and other obligations.

(5)	As of December 31, 2003, the Bank provided (Won)142,021 million as allowances for tax deficiencies resulting from the tax investigations by the National Tax Administration (“NTA”) for the fiscal years 1998 to 2001. In the current period, the NTA has assessed the Bank of (Won)123,310 million in tax deficiencies, wherein the Bank actually paid (Won)122,852 million and subsequently recorded the difference between the accrued assessment and the actual assessment paid of (Won)18,711 million as non-operating income. As of March 31, 2005, the unpaid tax deficiencies of (Won)458 million still remain under other allowances.

(6)	The Bank entered into the business cooperation agreement with Woori Credit Card, Citibank and Nonghyup for the credit card business. Accordingly, the Bank shares the related revenue from such business operation.

(7)	As of March 31, 2005, post settlements on the loan sales transactions with Korea Asset Management Corporation (“KAMCO”) have been completed. Accordingly, the Bank has provided allowances of (Won)221 million for losses from possible future repurchase of loans from KAMCO under the repurchase agreement on loans amounting (Won)92 million.

(8)	As of March 31, 2005 and 2004, the Bank recorded receivables amounting to (Won)6,721,032 million and (Won)2,286,066 million, and payables amounting to (Won)6,719,639 million and (Won)2,283,394 million for unsettled foreign currency spot transactions.

(9)	As of December 31, 2005, the Bank faces 182 pending legal actions involving aggregate damages of (Won)417,018 million. On the other hand, the Bank also has filed 229 lawsuits, which are still pending, with aggregate claims of (Won)133,346 million. Management believes that the actions against the Bank are without merit and that the ultimate liability, if any, will not materially affect the Bank’s financial position.

(10)	The notional amounts outstanding for derivative contracts as of March 31, 2005 and December 31, 2004 were as follows (Unit: In millions):

Type	2005						2004
	Trading		Hedge		Total		Trading		Hedge		Total
Interest rate:
Interest rate futures	(Won)	474,063	(Won)	—	(Won)	474,063	(Won)	605,224	(Won)	—	(Won)	605,224
Interest rate swaps (*)		30,223,667		1,028,150		31,251,817		31,951,803		1,007,900		32,959,703
Interest rate options purchased		353,215		—		353,215		354,190		—		354,190
Interest rate options sold		773,215		—		773,215		854,190		—		854,190

		31,824,160		1,028,150		32,852,310		33,765,407		1,007,900		34,773,307

Currency:
Currency forwards (*)		79,010,734		—		79,010,734		53,943,197		—		53,943,197
Currency futures (*)		3,363,494		—		3,363,494		2,537,269		—		2,537,269
Currency swaps (*)		4,317,109		—		4,317,109		4,184,152		—		4,184,152
Currency options purchased		39,998		—		39,998		245,387		—		245,387
Currency options sold		23,179		—		23,179		270,247		—		270,247

		86,754,514		—		86,754,514		61,180,252		—		61,180,252

Stock:
Stock index futures		24,829		—		24,829		3,406		—		3,406
Stock options purchased		1,772,805		—		1,772,805		1,743,480		—		1,743,480
Stock options sold		1,750,458		—		1,750,458		1,729,630		—		1,729,630

		3,548,092		—		3,548,092		3,476,516		—		3,476,516

Other
Gold index purchased		87,311		—		87,311		—		—		—
Gold index sold		87,311		—		87,311		—		—		—

		174,622		—		174,622		—		—		—

	(Won)	122,301,388	(Won)	1,028,150	(Won)	123,329,538	(Won)	98,422,175	(Won)	1,007,900	(Won)	99,430,075

March 31, 2005

Type	Gain (loss) valuation (I/S)						Gain (loss) on valuation (B/S)
	Trading		Hedge		Total
Interest rate:
Interest rate options purchased	(Won)	435 (2,380)	(Won)	— —	(Won)	435 (2,380)	(Won)	4,257 —
Interest rate options sold		2,781 (723)		— —		2,781 (723)		— (4,153)
Interest rate swaps (*1)		202,971 (177,362)		— (22,635)		202,971 (199,997)		202,000 (241,280)

		206,187		—		206,187		206,257
		(180,465)		(22,635)		(203,100)		(245,433)

Currency:
Currency forwards (*1)		506,004 (589,655)		— —		506,004 (589,655)		979,096 (1,117,210)
Currency swaps (*1)		37,019 (37,667)		— —		37,019 (37,667)		447,030 (257,956)
Currency options purchased		56 (283)		— —		56 (283)		9 (595)
Currency options sold		125 (16)		— —		125 (16)		460 (8)

		543,204		—		543,204		1,426,595
		(627,621)		—		(627,621)		(1,375,769)

Stock:
Stock option purchased		4,124 (5,199)		— —		4,124 (5,199)		37,210 —
Stock option sold		5,412 (4,245)		— —		5,412 (4,245)		— (38,861)

		9,536		—		9,536		37,210
		(9,444)		—		(9,444)		(38,861)

Other
Gold index purchased		400 —		— —		400 —		1,535 —
Gold index sold		— (280)		— —		— (280)		— (1,503)

		400		—		400		1,535
		(280)		—		(280)		(1,503)

		759,327		—		759,327		1,671,597
	(Won)	(817,810)	(Won)	(22,635)	(Won)	(840,445)	(Won)	(1,661,566)

December 31, 2004

Type	Gain (loss) valuation (I/S)						Gain (loss) on valuation (B/S)
	Trading		Hedge		Total
Interest rate:
Interest rate options purchased	(Won)	580 (1,932)	(Won)	— —	(Won)	580 (1,932)	(Won)	6,202 —
Interest rate options sold		2,833 (2,087)		— —		2,833 (2,087)		— (17,757)
Interest rate swaps (*1)		90,339 (93,776)		9,699 —		100,038 (93,776)		316,333 (354,023)

		93,752		9,699		103,451		322,535
		(97,795)		—		(97,795)		(371,780)

Currency:
Currency forwards (*1)		458,874 (444,639)		— —		458,874 (444,639)		1,519,636 (1,486,626)
Currency swap		110,018 (73,229)		— —		110,018 (73,229)		476,703 (287,203)

Type	Gain (loss) valuation (I/S)						Gain (loss) on valuation (B/S)
	Trading		Hedge		Total
Currency options purchased		459 (812)		— —		459 (812)		281 (887)
Currency options sold		625 (162)		— —		625 (162)		827 (379)
		569,976		—		569,976		1,997,447
		(518,842)		—		(518,842)		(1,775,095)

Stock:
Stock option purchased		15,763 (6,816)		— —		15,763 (6,816)		72,002 —
Stock option sold		6,418 (20,756)		— —		6,418 (20,756)		— (72,755)

		22,181		—		22,181		72,002
		(27,572)		—		(27,572)		(72,755)

		685,909		9,699		695,608		2,391,984
	(Won)	(644,209)	(Won)	—	(Won)	(644,209)	(Won)	(2,219,630)

(*1)	For transaction between local currency and foreign currencies, unsettled amount of transaction is presented using the basic foreign exchange rate based on the contract amount in foreign currencies. For transaction between foreign currencies and foreign currencies, unsettled amount is presented using the basic foreign exchange rate based on foreign currencies purchased.

The Bank uses various derivative instruments for its trading activities, including interest rate and foreign exchange swaps, futures, forwards and options, to manage the interest rate characteristics of certain assets or liabilities and to economically hedge against the effects of fluctuations in interest rates or foreign exchange rates.

The Bank holds derivative instruments accounted for as fair value hedges applied to debentures, subordinated bonds and structured bonds. As of March 31, 2005, the Bank recognized the gain on valuation of fair value hedged items amounting (Won)22,635 million. In addition, the interest rate swap covers the fair value changes of the hedged items resulted from the fluctuation in interest rate and foreign exchange rate.

(11)	The Bank has credit linked notes issued by Morgan Stanley for the commission gain as of March 31, 2005 as follows. (Unit: In thousands)

Contract date	Expired date	2005	2004	Reference entity
2003.3.24	2006.3.24	$40,000	$40,000	KDB, KEPCO, POSCO, KT

If there are certain credit events in the reference entities, the CLN is early redeemed. The Bank will receive the debt securities of the reference entities or the same amount of money as the securities.

20. ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES:

(1)	Assets and liabilities denominated in foreign currencies as of March 31, 2005 and December 31, 2004 were as follows:

	2005				2004
	USD equivalent (In thousands)		KRW equivalent (In millions)		USD equivalent (In thousands)		KRW equivalent (In millions)
Assets:
Foreign currencies	US$	130,605	(Won)	133,778	US$	119,501	(Won)	124,735
Due from banks-foreign currencies		696,263		713,183		581,967		607,447
Securities-foreign currencies		844,679		865,205		910,909		950,807
Loans in foreign currencies		4,212,359		4,314,719		3,698,819		3,860,828
Bills bought in foreign currencies		939,880		962,719		550,665		574,785
Call loans		230,296		235,892		183,736		191,784

Liabilities:
Deposits-foreign currencies		1,256,908		1,287,450		1,373,885		1,434,061
Borrowings-foreign currencies		3,146,364		3,222,821		2,433,665		2,540,260
Due to BOK		1,425		1,460		1,923		2,007
Call money in foreign currencies		58,889		60,320		13,111		13,685
Debentures-foreign currencies		663,224		679,340		667,294		696,522
Foreign exchange remittance pending	US$	51,456	(Won)	52,705	US$	20,497	(Won)	21,395

(*)	Foreign currencies other than U.S. dollars were translated into U.S. dollars at the appropriate exchange rates at balance sheet dates.

21. INTEREST REVENUE AND EXPENSES:

(1)	The average balance of the interest bearing assets and liabilities, and the related interest revenue and expense as of and for the three months ended March 31, 2005 and 2004 were as follows (Unit: In millions):

	2005					2004
	Average balance		Interest revenue /expense		Interest rate (%)	Average balance		Interest revenue /expense		Interest rate (%)
Assets
Due from Banks(*1)	(Won)	1,012,312	(Won)	6,186	2.44	(Won)	707,961	(Won)	1,873	1.06
Securities		21,235,156		239,201	4.51		29,812,029		289,828	3.91
Loans		134,881,026		2,276,613	6.75		140,497,144		2,685,105	7.69

	(Won)	157,128,494	(Won)	2,522,000	6.42	(Won)	171,017,134	(Won)	2,976,806	6.96

Liabilities
Deposits	(Won)	124,902,642	(Won)	831,707	2.66	(Won)	133,478,723	(Won)	1,042,593	3.14
Borrowings		10,696,376		74,990	2.80		11,262,370		80,632	2.88
Debentures		21,676,151		291,211	5.37		16,997,845		265,024	6.27

	(Won)	157,275,169	(Won)	1,197,908	3.05	(Won)	161,738,938	(Won)	1,388,249	3.43

(*1)	Excluding the average balance of reserve deposits with BOK

22. GENERAL AND ADMINISTRATIVE EXPENSES:

(1)	Selling and administrative expenses for the three months ended March 31, 2005 and 2004 were as follows (Unit: In millions):

	2005		2004
Salaries	(Won)	378,378	(Won)	310,306
Provision for severance benefits		38,424		29,317
Other employee benefits		80,608		70,980
Rent		21,864		17,607
Depreciation		77,086		97,213
Taxes and dues		32,661		32,202
Advertising		7,052		8,022
Development expenses		32,658		30,068
Servicing fee		17,597		19,794
Other selling and administrative expenses		46,433		47,568

	(Won)	732,761	(Won)	663,077

(2)	Other selling and administrative expenses for the three months ended March 31, 2005 and 2004 were as follows (Unit: In millions):

	2005		2004
Communication	(Won)	9,369	(Won)	7,841
Electricity and utilities		4,123		4,406
Publication		4,660		5,594
Repairs maintenance		3,070		3,378
Vehicle		6,964		6,604
Travel		730		943
Training		2,914		4,273
Other		14,603		14,529

	(Won)	46,433	(Won)	47,568

23. NON-OPERATING INCOME AND EXPENSES:

(1)	Non-operating income and expenses for the years ended March 31, 2005 and 2004 consisted of (In millions):

	2005		2004
Non-operating income:
Gain on disposal of tangible assets	(Won)	68	(Won)	1,273
Reversal of tangible assets impairment loss		500		—
Rental income		790		631
Gain on valuation of securities accounted for using the equity method		25,629		13,081
Gain on disposal of available-for-sale securities		75,039		56,473
Gain on redemption of held-to-maturity securities		—		1,476
Loss on sale of loans		62		371
Others		43,269		46,420

	(Won)	145,357	(Won)	119,725

Non-operating expenses:
Loss on disposal of tangible assets	(Won)	1,347	(Won)	1,000
Loss on valuation of securities accounted for using the equity method		7,692		1,567
Loss on disposal of available-for-sale securities		9,135		3,891
Impairment loss on available-for-sale securities		4,629		10,415
Loss on sales of loans		26		141
Severance benefits		255,326		50,029
Others		19,117		35,625

	(Won)	297,272	(Won)	102,668

24. INCOME TAX EXPENSE:

(1)	The differences between pretax accounting income and taxable income pursuant to Korean Corporate Income Tax Law for the three months ended March 31,2005 and 2004 are summarized as follows (Unit: In millions):

	2005			2004
Income before income tax		(Won)	522,662		(Won)	228,517
Taxable and non-deductible items
Temporary difference	1,932,119			1,289,288
Permanent difference	7,671		1,939,790	6,844		1,296,132

Deductible and non-taxable items
Temporary difference	1,138,759			1,355,428
Permanent difference	174,763		(1,313,522)	5,127		(1,360,555)

Taxable income		(Won)	1,148,930		(Won)	164,094

(2)	The tax effects on temporary differences and tax loss carryforwards that gave rise to significant portions of the deferred income tax assets for the three months ended March 31, 2005 were as follows (Unit: In millions):

	Korean Won
	Beginning balance (*)		Deduction		Addition		Ending balance
Loss on fair value hedges	(Won)	(3,502)	(Won)	(3,502)	(Won)	(25,840)	(Won)	(25,840)
Other allowances		635,910		635,452		592,096		592,554
Allowance for loan losses		178,581		4,722		457,576		631,435
Accrued interest		(309,506)		(309,506)		(335,777)		(335,777)
Prior period surplus of private equity fund		268,697		27,716		—		240,981
Reduction of securities		280,221		529		—		279,692
Valuation of securities		749,805		624		(17,482)		731,699
Valuation of securities (Capital adjustments)		(455,572)		(7,661)		(154,366)		(602,277)
Tangible asset impairment losses		2,296		500		—		1,796
Deferred loan organization fee and cost		(48,889)		(48,889)		(52,307)		(52,307)
Long-term un-ending card receivable		27,045		—		192		27,237
ELD		41,937		—		7,098		49,035
Stock options		29,613		29,613		30,142		30,142
Allowance for possible losses of confirmed acceptances and guarantees		1,150		1,150		1,996		1,996
Valuation loss on derivatives financial instruments		(137,573)		(137,573)		24,103		24,103
Goodwill		(457,014)		(19,586)		—		(437,428)
Restructuring of loans		4,279		4,279		2,553		2,553
Dividends from SPC		131,186		—		131,190		262,376
Repurchase bad debt of SPC		80,204		—		—		80,204
Others		(4,752)		(2,612)		(1,289)		(3,429)

		1,014,116		175,256		659,885		1,498,745

The exclusion of deferred income tax Goodwill		(457,014)						(437,428)

	Korean Won
	Beginning balance (*)		Deduction	Addition	Ending balance
Valuation of securities (Capital adjustments)		(444,481)				—
Dividends from SPC		131,186				262,376
Other allowances		458				458

		1,783,967				1,673,339
Statutory tax rate		27.5%				27.5%

Deferred income tax assets	(Won)	490,591			(Won)	460,168

(*)	Adjusted based on the final tax return.

(3)	Income tax expense for the three months ended March 31, 2005 and 2004 is summarized as follows (Unit: In millions):

	2005		2004
Income tax currently payable	(Won)	315,950	(Won)	—
Changes in deferred tax assets		42,769		78,861
Adjusted based on the final tax return		(12,346)		(1,738)
Retained earnings and other capital surplus adjustments		(163,980)		136

Income tax expense	(Won)	182,393	(Won)	77,259

(4)	The statutory income tax rates applicable to the Bank, including resident tax surcharges, are 27.5% and 29.7% for the three months ended March 31, 2005 and 2004, respectively. However, due to tax adjustments, the effective tax rates for the three months ended March 31, 2005 and 2004 are 34.90% and 33.81%, respectively.

25. EARNINGS PER SHARE:

(1)	Ordinary income per share and net income per share

Ordinary income per share and net income per share were calculated for common stock by dividing ordinary income and net income available to common shareholders by the weighted average number of outstanding common stock. In case the stock options are exercised during the first quarter of 2005, the outstanding common shares are calculated on the assumption that the treasury stock are disposed of on the exercised date.

Net income per share for common stock for the three months ended March 31, 2005 was computed as follows:

1)	Outstanding capital stock

	Number of shares (A)	Number of dates (B)	(A) * (B)
Number of common shares outstanding-beginning balance	336,379,116	90	(Won)	30,274,120,440
Number of treasury stock outstanding-beginning balance	(29,881,209)	90		(2,689,308,810)
Sale of treasury stock	14,160	77		1,090,320
Sale of treasury stock	730	72		52,560
Sale of treasury stock	4,000	64		256,000
Sale of treasury stock	6,000	60		360,000
Sale of treasury stock	2,961	60		177,660
Sale of treasury stock	10,000	58		580,000
Sale of treasury stock	10,000	53		530,000
Sale of treasury stock	2,961	46		136,206
Sale of treasury stock	1,870	46		86,020
Sale of treasury stock	2,000	44		88,000

	Number of shares (A)	Number of dates (B)	(A) * (B)
Sale of treasury stock	6,000	38		228,000
Sale of treasury stock	1,000,000	37		37,000,000
Sale of treasury stock	3,000	23		69,000
Sale of treasury stock	5,845	22		128,590
Sale of treasury stock	592	22		13,024
Sale of treasury stock	2,845	22		62,590
Sale of treasury stock	2,961	21		62,181
Sale of treasury stock	370	21		7,770
Sale of treasury stock	1,461	17		24,837
Sale of treasury stock	3,845	16		61,520
Sale of treasury stock	2,845	14		39,830
Sale of treasury stock	592	14		8,288
Sale of treasury stock	3,000	9		27,000
Sale of treasury stock	7,000	9		63,000

	307,592,945		(Won)	27,625,964,026

Weighted average number of common shares outstanding : 27,625,964,026 ÷ 90 = 306,955,156 shares

2)	The basic net income per share for the three months period March 31, 2005 is as follows (Unit: In won)

	Common shares
Net income (=ordinary income)	(Won)	340,268,753,553
Weighted average number of common shares outstanding		306,955,156

Net income per share	(Won)	1,109

Ordinary income per share	(Won)	1,109

The ordinary income for the three months ended March 31, 2005 equals to net income because there are no extraordinary item.

Basic net income (ordinary income) per share for the year ended December 31, 2004 were (Won) 1,176.

(2)	Diluted ordinary income per share and diluted net income per share

Diluted net income and ordinary income per share for the three months ended March 31, 2005 represent diluted net income and diluted ordinary income divided by the number of common shares and diluted securities. Stock options and treasury stock to be contributed to Employee Stock Ownership Plan in April 2005 were considered for the computation of diluted earnings per share due to their dilutive effects.

Diluted net income (ordinary income) per share for the three months ended March 31, 2005 was computed as follows:

1)	Diluted net income (ordinary income) : (Won)340,268,753,553

2)	Number of common shares and diluted securities: 306,955,156 + 1,153,367 = 308,108,523 (shares)

3)	Diluted net income (ordinary income) per share: (Won)340,268,753,553 ÷ 308,108,523(shares) = (Won) 1,104

Diluted net income (ordinary income) per share for the year ended December 31, 2004 was (Won) 1,176.

(3)	Dilutive securities

As of March 31, 2005, dilutive securities are summarized as follows (Unit: In millions, shares):

	Exercise period	Common stock to be issued
Stock options	Mar. 1, 2003~ Nov. 1, 2012	2,421,395
Employee stock ownership contribution plan	Apr. 12, 2005 (on schedule)	1,000,000

		3,421,395

26. TRUST ACCOUNTS

(1)	As of March 31, 2005 and 2004, major financial information related to the trust accounts were as follows (Unit : In millions)

	2005		2004
Operating revenue of trust operation:
Trust fees and commissions from trust accounts	(Won)	44,352	(Won)	33,300
Commissions from early redemption in trust accounts		7		33

	(Won)	44,359	(Won)	33,333

Operating expenses of trust operation:
Interest expense on borrowings from trust accounts	(Won)	7,996	(Won)	20,788

(2)	As of March 31, 2005 and December 31, 2004, significant balances related to the trust accounts were as follows (Unit : In millions)

	2005		2004
Assets:
Accrued receivable trust fees	(Won)	107,309	(Won)	86,472

Liabilities:
Borrowings from trust accounts	(Won)	693,486	(Won)	811,339

(3)	Trust accounts for which the Bank provided the guarantees for a fixed rate of return and the repayment of principal consisted of followings (Unit: In millions):

	Name of fund	Book value		Fair value		Charge to the Bank account
Trust accounts guaranteeing the repayment of principal:	Old age pension (*)(**)	(Won)	35,959	(Won)	35,761	—
	Personal pension (*)(**)	(Won)	2,199,413		2,189,145	—
	Pension trust		270,202		270,202	—
	Retirement trust		275,003		275,003	—
	New Personal Pension		62,076		62,076	—
	New old age Pension		353,169		353,169	—

			3,195,822		3,185,356	—

	Name of fund	Book value		Fair value		Charge to the Bank account
Trust accounts guaranteeing a fixed rate of return and the repayment of principal:	Development money trust(*)		86,818		87,739	—
	Unspecified monetary trust(*)		164		164	—

			86,982		87,903	—

		(Won)	3,282,804	(Won)	3,273,259	—

(*)	These funds were not stated at fair value but at book value.
(**)	For the old age pension and the personal pension trust, even though the fair value was less than book value, the difference was not charged to the Bank operation because these are based on performance and the Bank is not responsible for the losses of the trusts.

27. SEGMENT INFORMATION:

(1)	As of March 31, 2005, the Bank’s operating segments are consumer banking, corporate banking, credit card operation, treasury operation of investment in securities (including derivatives) and funding, and other operations of general administration and trust. Geographical segment are segregated into two segments: domestic and overseas operations.

As of and for the three months ended March 31, 2005, financial information on the Bank’s operating segments was as follows (Unit: In millions):

	Consumer		Corporate		Credit card		Capital market		Other		Total
Cash and due from bank	(Won)	1,911,372	(Won)	85,632	(Won)	8,612	(Won)	3,453,228	(Won)	167,694	(Won)	5,626,538
Securities		—		935,130		140,728		26,218,143		438,756		27,732,757
Loans		81,447,698		42,334,203		6,784,114		2,167,938		771,214		133,505,167
Fixed assets		1,622,644		91,896		134,044		15,352		705,661		2,569,597
Other assets		1,293,013		130,807		47,849		6,369,221		3,729,168		11,570,058

		86,274,727		43,577,668		7,115,347		38,223,882		5,812,493		181,004,117

Operating revenue	(Won)	1,410,670	(Won)	684,392	(Won)	546,297	(Won)	1,920,112	(Won)	304,079	(Won)	4,856,550

(2)	Financial information on the Bank’s geographical segments as of and for the three months ended March 31, 2005 was as follows (Unit: In millions):

	Domestic		Overseas		Total
Cash and due from bank	(Won)	5,601,369	(Won)	25,169	(Won)	5,626,538
Securities		27,732,757		—		27,732,757
Loans		133,090,867		414,300		133,505,167
Fixed assets		2,566,767		2,830		2,569,597
Other assets		11,014,236		558,822		11,570,058

		180,005,996		998,121		181,004,117

Operating revenue	(Won)	4,844,151	(Won)	12,399	(Won)	4,856,550

28. Related Party Transactions:

(1)	Significant balances with related parties as of March 31, 2005 and December 31, 2004 were as follows (Unit: In millions):

	2005				2004
	Assets		Liabilities		Assets		Liabilities
Trust accounts (trust accounts guaranteeing a fixed rate of return and the repayment of principal)	(Won)	94,594	(Won)	99,914	(Won)	79,968	(Won)	117,237
KB Investment Co., Ltd.		—		17,106		—		17,739
KB Futures Co., Ltd.		7		12,093		22		11,024
KB Data System Co., Ltd.		14,054		14,135		13,416		18,743
KB Real Estate Trust		31,807		313		33,975		1,916
KB Asset Management		86		32,184		—		26,253
KB Credit Information		—		18,530		—		22,363
KB Life Insurance Co., Ltd.		3,203		2,806		3,037		7,203
Jooeun Industrial Co., Ltd.		69,267		—		70,808		—
Kookmin Bank International Ltd. (London)		256,270		104,188		245,772		101,812
Kookmin Bank Hong Kong Ltd.		243,224		12,406		171,820		12,145

	(Won)	712,512	(Won)	313,675	(Won)	618,818	(Won)	336,435

(2)	Significant transactions with related parties for three months ended March 31, 2005 and 2004 were as follows (Unit: In millions):

	2005				2004
	Revenue		Expenses		Revenue		Expenses
Trust accounts (trust accounts guaranteeing fixed rate of return and the repayment of principal)	(Won)	31,133	(Won)	1,083	(Won)	13,610	(Won)	5,484
KB Investment Co., Ltd.		—		124		—		99
KB Futures Co., Ltd.		25		419		23		165
KB Data System Co., Ltd.		—		3,712		—		3,350
KB Asset Management		—		263		—		274
KB Real Estate Trust		559		—		511		—
KB Credit Information		2		12,086		34		8,227
KB Life Insurance Co., Ltd.		9,293		22		—		—
Kookmin Bank Luxembourg S.A.		—		—		251		97
Kookmin Bank International Ltd. (London)		1,486		1,484		649		1,637
Kookmin Bank Hong Kong Ltd.		1,122		353		772		578

	(Won)	43,620	(Won)	19,546	(Won)	15,850	(Won)	19,911

29. EMPLOYEE BENEFITS:

The Bank has employee benefits programs such as support for rent of houses, scholarship, medical insurance, accident compensation, compensated leave, gym facilities and other benefits.

30. Cash Flows:

(1)	Cash flows from operating activities are presented by the indirect method.

(2)	The cash and due from banks in the statement of cash flow as of March 31, 2005 and 2004 were as follows (Unit : In millions)

	2005		2004
Cash on hand	(Won)	2,320,305	(Won)	2,565,004
Foreign currencies		133,778		225,578
Due from banks in local currency		2,461,554		1,444,467
Due from banks in foreign currency		713,183		688,697

		5,628,820		4,923,746
Restricted due from banks		(2,258,399)		(1,466,083)

	(Won)	3,370,421	(Won)	3,457,663

(3)	Significant transactions not involving cash inflows and outflows for the three months ended March 31, 2005 and 2004 were as follows (Unit : In millions)

	2005		2004
Write-offs of loans and decrease of loans from principal reduction	(Won)	304,705	(Won)	1,024,569
Increase in allowance resulting from sale of non-performing loans and repurchase		17		5,682
Increase in available-for-sale securities resulting from the debt to equity swap		—		1,751
Changes in capital adjustment from valuation of securities		(279,015)		168,827
Reclassification of available-for-sale securities to held-to-maturity securities		60,091		—
Application of equity method to equity investments		—		17,000